      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 2002


                                                      REGISTRATION NO. 333-84350
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 3 TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                      ALLEGHENY TECHNOLOGIES INCORPORATED
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3316                         25-1792394
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                             ---------------------
                               1000 SIX PPG PLACE
                      PITTSBURGH, PENNSYLVANIA 15222-5479
                                 (412) 394-2800

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 JON D. WALTON
         SENIOR VICE PRESIDENT, CHIEF LEGAL AND ADMINISTRATIVE OFFICER
                      ALLEGHENY TECHNOLOGIES INCORPORATED
                               1000 SIX PPG PLACE
                      PITTSBURGH, PENNSYLVANIA 15222-5479
                                 (412) 394-2836
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                                 RONALD D. WEST
                           KIRKPATRICK & LOCKHART LLP
                            HENRY W. OLIVER BUILDING
                             535 SMITHFIELD STREET
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 355-6500
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
------------------

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED MAY 7, 2002


PRELIMINARY PROSPECTUS

                      ALLEGHENY TECHNOLOGIES INCORPORATED

                               OFFER TO EXCHANGE
                       $300,000,000 8.375% NOTES DUE 2011
                  REGISTERED UNDER THE SECURITIES ACT OF 1933
                                      FOR
                             ALL OF THE OUTSTANDING
                       $300,000,000 8.375% NOTES DUE 2011

       THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON
                                  , 2002, UNLESS EXTENDED

     We are offering to exchange our outstanding notes described above for the new, registered notes described above. The terms of the new notes are identical in all material respects to the terms of the outstanding notes, except for certain transfer restrictions, registration rights and additional interest payment provisions relating to the outstanding notes. In this document we refer to the outstanding notes as the "old notes" and to our new notes as the "registered notes." We sometimes refer to the old notes and the registered notes collectively as the "notes."

     The principal features of the exchange offer are as follows:

     - The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or applicable interpretations of the staff of the Securities and Exchange Commission and that no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer.

     - All old notes that are validly tendered and not validly withdrawn will be exchanged.

     - Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

     - We will not receive any cash proceeds from the exchange offer.

     We are primarily a holding company and most of our operations are conducted by our subsidiaries. The notes will be effectively subordinated to any of our existing or future secured debt and to all liabilities of our subsidiaries, including indebtedness of our subsidiaries. As of March 31, 2002, aggregate indebtedness of our subsidiaries was approximately $213 million. As of that date, we had total consolidated indebtedness, including the notes, of approximately $525 million and the ability to borrow up to $325 million under our revolving credit facility.
                             ---------------------
     FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY   , 2002

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     1
Risk Factors.........................    11
Forward-Looking Statements...........    16
Use of Proceeds......................    17
Capitalization.......................    17
Selected Consolidated Financial
  Data...............................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    19

                                        PAGE
                                        ----
Business.............................    31
Management...........................    37
The Exchange Offer...................    39
Description of the Registered
  Notes..............................    47
Material Federal Income Tax
  Considerations.....................    52
Plan of Distribution.................    53
Legal Matters........................    54
Experts..............................    54
Where You Can Find More
  Information........................    54
Incorporation of Certain Documents by
  Reference..........................    54

     Allegheny Technologies Incorporated is a Delaware corporation. Our principal executive offices are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479, and our telephone number at that address is (412) 394-2800.

     In this prospectus "Allegheny Technologies," "the Company," "we," "us" and "our" refer to Allegheny Technologies Incorporated and its subsidiaries, unless the context requires otherwise. However, for purposes of the section entitled "Description of the Registered Notes," whenever we refer to "Allegheny Technologies" or to "us," or use the terms "we" or "our," we are referring only to Allegheny Technologies Incorporated and not to any of our subsidiaries.

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the notes offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.
                             ---------------------

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE UNIFORM SECURITIES ACT ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.
                             ---------------------

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the financial data and related notes included or incorporated by reference in this prospectus, before making an investment decision.

                      ALLEGHENY TECHNOLOGIES INCORPORATED

     We are one of the largest and most diversified specialty materials producers in the world. We use innovative technologies to offer growing global markets a wide range of specialty materials. High-value products include super stainless steel, nickel-based and cobalt-based alloys and superalloys, titanium and titanium alloys, specialty steels, tungsten materials, exotic alloys, which include zirconium, hafnium and niobium, and highly engineered strip and Precision Rolled Strip(R) products. In addition, we produce general purpose specialty materials such as stainless steel sheet and plate, silicon and tool steels, and forgings and castings. We operate in the following three business segments, which accounted for the following percentages of total revenues of $2.13 billion, $2.46 billion and $2.30 billion, for the years ended December 31, 2001, 2000 and 1999 respectively:

                                                              2001   2000   1999
                                                              ----   ----   ----
Flat-Rolled Products........................................   51%    59%    56%
High Performance Metals.....................................   36%    30%    32%
Industrial Products.........................................   13%    11%    12%

     We are a world leader in the manufacture of high value and commodity specialty materials. Our high value products accounted for 71 percent of total sales in 2001 and our commodity products accounted for 29 percent of total sales in 2001. Specialty materials are produced in a variety of forms, including sheet, strip, foil, plate, slab, ingot, billet, bar, rod, wire, coil, tubing and shapes, and are selected for use in environments that demand materials having exceptional hardness, toughness, strength, resistance to heat, corrosion or abrasion, or a combination of these characteristics. Common end markets of our products include jet engines, air frames, electrical energy, automotive, chemical processing, oil and gas, construction and mining, machine and cutting tools, appliances and food equipment, transportation and medical.

                              RECENT DEVELOPMENTS

     On March 22, 2002, we announced that our Wah Chang facility and the United Steelworkers of America reached a new six-year labor agreement ending a seven-month strike, which began on September 4, 2001. The new agreement covers approximately 660 employees. The new agreement became effective on April 1, 2002 and expires on March 31, 2008. The anticipated increase in labor costs as a result of the new agreement is less than one percent of our overall labor costs and is not material. Our retirement benefit expense was $5.7 million in the first quarter of 2002, and is expected to increase to approximately $6.8 million per quarter for the remainder of 2002 as a result of the new agreement.

     On April 17, 2002, we announced the following financial results:

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED - DOLLARS IN MILLIONS)

                                                                    THREE MONTHS ENDED
                                                              ------------------------------
                                                                 MARCH 31,
                                                              ---------------   DECEMBER 31,
                                                               2002     2001        2001
                                                              ------   ------   ------------
Sales.......................................................  $493.1   $542.5      $493.1
Costs and expenses:
  Cost of sales.............................................   452.7    476.9       431.3
  Selling and administrative expenses.......................    50.5     48.4        52.6
Restructuring costs.........................................      --       --        74.2
                                                              ------   ------      ------
Income (loss) before interest, other income (expense) and
  income taxes..............................................   (10.1)    17.2       (65.0)
Interest expense, net.......................................     9.9      8.0         6.6
Other income (expense), net.................................     2.0      1.2        (0.3)
                                                              ------   ------      ------
Income (loss) before income taxes...........................   (18.0)    10.4       (71.9)
Income tax provision (benefit)..............................    (6.9)     4.0       (26.1)
                                                              ------   ------      ------
Net income (loss)...........................................  $(11.1)  $  6.4      $(45.8)
                                                              ======   ======      ======

SALES AND OPERATING PROFIT BY BUSINESS SEGMENT
(UNAUDITED - DOLLARS IN MILLIONS)

                                                                    THREE MONTHS ENDED
                                                              ------------------------------
                                                                 MARCH 31,
                                                              ---------------   DECEMBER 31,
                                                               2002     2001        2001
                                                              ------   ------   ------------
Sales:
Flat-Rolled Products........................................  $262.1   $282.5      $248.0
High Performance Metals.....................................   172.9    187.3       188.3
Industrial Products.........................................    58.1     72.7        56.8
                                                              ------   ------      ------
  Total Sales...............................................  $493.1   $542.5      $493.1
                                                              ------   ------      ------
Operating Profit (Loss):
Flat-Rolled Products........................................  $ (0.4)  $ (4.5)     $(15.4)
Operating profit (loss) as a % of Sales.....................    (0.2%)   (1.6%)      (6.2%)
High Performance Metals.....................................     4.3     11.0        25.6
Operating Profit as a % of Sales............................     2.5%     5.9%       13.6%
Industrial Products.........................................    (0.7)     4.1        (1.6)
Operating profit (loss) as a % of Sales.....................    (1.2%)    5.6%       (2.8%)
                                                              ------   ------      ------
  Operating Profit..........................................  $  3.2   $ 10.6      $  8.6
Operating Profit as a % of Sales............................     0.6%     2.0%        1.7%
Corporate expenses..........................................    (5.7)    (7.0)       (5.8)
Interest expense, net.......................................    (9.9)    (8.0)       (6.6)
Restructuring costs and other costs, net of gains on asset
  sales.....................................................     0.1     (1.7)      (78.2)
Retirement benefit income (expense).........................    (5.7)    16.5        10.1
                                                              ------   ------      ------
Income (loss) before income taxes...........................  $(18.0)  $ 10.4      $(71.9)
                                                              ======   ======      ======

CONSOLIDATED BALANCE SHEETS
(Current period unaudited - Dollars in millions)

                                                              MARCH 31, 2002   DECEMBER 31, 2001
                                                              --------------   -----------------
ASSETS
Current Assets:
Cash and cash equivalents...................................     $   30.5          $   33.7
Accounts receivable, net of allowances for doubtful accounts of $12.0 and $12.3 at March 31, 2002 and December 31,
  2001, respectively........................................        291.2             274.6
Inventories, net............................................        461.2             508.4
Income tax refunds..........................................          5.3              48.5
Deferred income taxes and other.............................         69.3              60.9
                                                                 --------          --------
     Total current assets...................................        857.5             926.1
Property, plant and equipment, net..........................        821.5             828.9
Prepaid pension cost........................................        636.0             632.9
Cost in excess of net assets acquired.......................        188.5             188.4
Other assets................................................         64.1              66.9
                                                                 --------          --------
Total Assets................................................     $2,567.6          $2,643.2
                                                                 ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable............................................     $  155.0          $  155.3
Accrued liabilities.........................................        167.3             168.2
Short-term debt and current portion of long-term debt.......         16.4               9.2
                                                                 --------          --------
     Total current liabilities..............................        338.7             332.7
Long-term debt..............................................        509.0             573.0
Accrued postretirement benefits.............................        505.5             506.1
Deferred income taxes and other.............................        284.5             286.7
                                                                 --------          --------
                                                                  1,637.7           1,698.5
                                                                 --------          --------
Total stockholders' equity..................................        929.9             944.7
                                                                 --------          --------
Total Liabilities and Stockholders' Equity..................     $2,567.6          $2,643.2
                                                                 ========          ========

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited -- Dollars in millions)

                                                                    THREE MONTHS ENDED
                                                              -------------------------------
                                                              MARCH 31, 2002   MARCH 31, 2001
                                                              --------------   --------------
Operating Activities:
  Net income (loss).........................................      $(11.1)          $  6.4
  Depreciation and amortization.............................        22.8             24.8
  Income tax refunds........................................        43.2               --
  Change in managed working capital.........................        40.9             41.4
  Non-cash pension income, net..............................        (3.1)           (23.9)
  Other.....................................................       (10.8)           (21.7)
                                                                  ------           ------
Cash provided by operating activities.......................        81.9             27.0
Cash used in investing activities...........................       (12.7)           (24.6)
Cash used in financing activities (debt reduction $56.3
  million)..................................................       (72.4)            (5.1)
                                                                  ------           ------
Decrease in cash and cash equivalents.......................        (3.2)            (2.7)
Cash and cash equivalents at beginning of period............        33.7             26.2
                                                                  ------           ------
Cash and cash equivalents at end of period..................      $ 30.5           $ 23.5
                                                                  ======           ======

Managed working capital includes gross accounts receivable and gross inventories excluding LIFO reserves less accounts payable.

SELECTED OPERATING DATA
(Unaudited)

                                                                     THREE MONTHS ENDED
                                                             ----------------------------------
                                                                  MARCH 31,
                                                             -------------------   DECEMBER 31,
                                                               2002       2001         2001
                                                             --------   --------   ------------
Volume:
  Flat-Rolled Products -- commodity (finished tons)........    87,431     89,764       89,285
  Flat-Rolled Products - high value (tons).................    34,362     34,212       29,920
                                                             --------   --------     --------
          Total Flat-Rolled Products (finished tons).......   121,793    123,976      119,205
  High Performance Metals - nickel-based and specialty
     steel alloys (000's lbs.).............................    10,765     12,864       12,859
  High Performance Metals - titanium mill products (000's
     lbs.).................................................     4,949      6,139        5,219
  High Performance Metals - exotic alloys (000's lbs.).....       869        741          964
Average Prices:
  Flat-Rolled Products - commodity (per finished ton)......  $  1,487   $  1,592     $  1,444
  Flat-Rolled Products - high value (per ton)..............  $  3,761   $  4,017     $  3,897
  High Performance Metals - nickel-based and specialty
     steel alloys (per lb.)................................  $   6.46   $   6.29     $   6.40
  High Performance Metals - titanium mill products (per
     lb.)..................................................  $  12.11   $  11.36     $  11.73
  High Performance Metals - exotic alloys (per lb.)........  $  35.03   $  35.80     $  32.16

Certain amounts for prior periods have been reclassified to conform with the 2002 presentation.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

     On December 13, 2001, we issued in a private placement $300.0 million in aggregate principal amount of our 8.375% notes due 2011 which we refer to in this prospectus as the "old notes." We refer to this private placement in this prospectus as the "original note offering." We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver to you this prospectus. You are entitled to exchange your old notes in the exchange offer for registered notes with substantially identical terms, except that the registered notes have been registered under the Securities Act of 1933 and will not bear legends restricting their transfer. Unless you are a broker-dealer or unable to participate in the exchange offer, we believe that the notes to be issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act. You should read the discussions under the headings "The Exchange Offer" and "Description of the Registered Notes" for further information regarding the registered notes.

REGISTRATION RIGHTS
AGREEMENT.....................   You are entitled under the registration rights
                                 agreement to exchange your old notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

                                 The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act of 1933 (the "Securities Act") for your benefit if, under applicable law, you would not receive freely tradeable registered notes in the exchange offer, you are ineligible to participate in the exchange offer, or in other specified circumstances and you notify us that you wish to have your old notes registered under the Securities Act. See "The Exchange
                                 Offer -- Procedures for Tendering."

THE EXCHANGE OFFER............   We are offering to exchange $1,000 principal
                                 amount of 8.375% notes due 2011, which have been registered under the Securities Act, for each $1,000 principal amount of our unregistered 8.375% notes due 2011 that were issued in the original note offering.

                                 In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not validly withdrawn will be exchanged.

                                 As of this date, there are $300.0 million aggregate principal amount of old notes outstanding.

                                 We will issue the registered notes promptly after the expiration of the exchange offer.

RESALES OF THE REGISTERED
NOTES.........................   We believe that registered notes to be issued
                                 in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the
                                 Securities Act if you meet the following conditions:

                                 (1) the registered notes are acquired by you in
                                     the ordinary course of your business;

                                 (2) you are not engaging in and do not intend
                                     to engage in a distribution of the
                                     registered notes;

                                 (3) you do not have an arrangement or
                                     understanding with any person to
                                     participate in the distribution of the
                                     registered notes; and

                                 (4) you are not an affiliate of ours, as that
                                     term is defined in Rule 405 under the
                                     Securities Act.

                                 Our belief is based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), as set forth in no-action letters issued to third parties unrelated to us. The staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff would make a similar determination with respect to this exchange offer.

                                 If you do not meet the above conditions, you may incur liability under the Securities Act if you transfer any registered note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

                                 Each broker-dealer that is issued registered notes in the exchange offer for its own account in exchange for old notes which were acquired by that broker-dealer as a result of market-making activities or other trading activities must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the registered notes. A broker-dealer may use this prospectus for an offer to resell or to otherwise transfer these registered notes.

EXPIRATION DATE...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on           , 2002, unless
                                 we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so.

CONDITIONS TO THE EXCHANGE
OFFER.........................   The only conditions to completing the exchange
                                 offer are that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See "The Exchange Offer -- Conditions."

PROCEDURES FOR TENDERING OLD
NOTES HELD IN THE FORM OF
BOOK-ENTRY INTERESTS..........   The old notes were issued as global securities
                                 in fully registered form without coupons.
                                 Beneficial interests in the old notes which are held by direct or indirect participants in The
                                 Depository Trust Company through
                                 certificateless depositary interests are shown on, and transfers of the old notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

                                 If you are a holder of an old note held in the form of a book-entry interest and you wish to tender your old note for exchange pursuant to the exchange offer, you must transmit to The Bank of New York, as exchange agent, on or prior to the expiration of the exchange offer either:

                                 - a written or facsimile copy of a properly
                                   completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or

                                 - a computer-generated message transmitted by
                                   means of DTC's Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

                                 The exchange agent must also receive on or prior to the expiration of the exchange offer either:

                                 - a timely confirmation of book-entry transfer
                                   of your old notes into the exchange agent's account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer -- Book-Entry Transfer," or

                                 - the documents necessary for compliance with
                                   the guaranteed delivery procedures described below.

                                 A letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC's Automated Tender Offer Program system, you will represent to us that, among other things:

                                 - the registered notes to be acquired by you in
                                   the exchange offer are being acquired in the ordinary course of your business;

                                 - you are not engaging in and do not intend to
                                   engage in a distribution of the registered notes;

                                 - you do not have an arrangement or
                                   understanding with any person to participate in the distribution of the registered notes; and

                                 - you are not our affiliate.

PROCEDURES FOR TENDERING
CERTIFICATED OLD NOTES........   If you are a holder of book-entry interests in
                                 the old notes, you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes which are in equal principal amounts to your book-entry interests. See "Description of the Registered Notes -- Form of Registered Notes."
                                 No certificated notes are issued and
                                 outstanding as of the date of this prospectus.
                                 If you acquire certificated old notes prior to the expiration of the exchange offer, you must tender your certificated old notes in accordance with the procedures described in this prospectus under the heading "The Exchange
                                 Offer -- Procedures for Tendering --
                                 Certificated Old Notes."

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If you are the beneficial owner of old notes
                                 and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See "The
                                 Exchange Offer -- Procedures for
                                 Tendering -- Procedures Applicable to All
                                 Holders."

GUARANTEED DELIVERY
PROCEDURES....................   If you wish to tender your old notes and

                                 (1) they are not immediately available,

                                 (2) time will not permit your old notes or
                                     other required documents to reach the
                                     exchange agent before the expiration of the exchange offer, or

                                 (3) you cannot complete the procedure for
                                     book-entry transfer on a timely basis,

                                 you may tender your old notes in accordance with the guaranteed delivery procedures set forth in "The Exchange Offer -- Procedures for Tendering -- Guaranteed Delivery Procedures."

ACCEPTANCE OF OLD NOTES AND
DELIVERY OF REGISTERED
NOTES.........................   Except under the circumstances described above
                                 under "Conditions to the Exchange Offer," we will accept for exchange any and all old notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The registered notes to be issued to you in the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer -- Terms of the
                                 Exchange Offer."

WITHDRAWAL....................   You may withdraw the tender of your old notes
                                 at any time prior to 5:00 p.m., New York City time, on the expiration date. We will return to you any old notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.

EXCHANGE AGENT................   The Bank of New York is serving as the exchange
                                 agent in connection with the exchange offer.

CONSEQUENCES OF FAILURE
TO EXCHANGE...................   If you do not participate in the exchange
                                 offer, upon completion of the exchange offer, the liquidity of the market for your old notes could be adversely affected. See "The Exchange
                                 Offer -- Consequences of Failure to Exchange."

MATERIAL FEDERAL INCOME TAX
CONSIDERATIONS................   The exchange of old notes for registered notes
                                 should not be a taxable event for federal income tax purposes. See "Material Federal
                                 Income Tax Considerations."

                  SUMMARY OF THE TERMS OF THE REGISTERED NOTES

ISSUER........................   Allegheny Technologies Incorporated.

NOTES OFFERED.................   $300,000,000 principal amount of 8.375% Notes
                                 due 2011, which have been registered under the Securities Act.

MATURITY DATE.................   December 15, 2011.

INTEREST PAYMENT DATES........   June 15 and December 15 of each year, beginning
                                 June 15, 2002.

OPTIONAL REDEMPTION...........   The registered notes are redeemable, in whole
                                 or in part, at our option, at any time, at a redemption price equal to the greater of (i)
                                 100% of the principal amount of the registered notes being redeemed, plus accrued and unpaid interest thereon to the date of redemption, or
                                 (ii) the sum of the remaining scheduled
                                 payments of principal and interest on the registered notes being redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to its present value as of the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, plus accrued and unpaid interest to the redemption date. See "Description of Registered
                                 Notes -- Optional Redemption."

RANKING.......................   The registered notes are our senior unsecured
                                 obligations and rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. The registered notes will be effectively subordinated to any of our existing and future secured debt to the extent of the assets securing that debt, and to all liabilities of our subsidiaries, including trade payables. We are primarily a holding company and most of our operations are conducted by our subsidiaries.

CERTAIN COVENANTS.............   The indenture governing the notes contains
                                 covenants limiting our ability and the ability of our subsidiaries to, among other things:

                                 - incur debt secured by liens;

                                 - engage in sale/leaseback transactions;

                                 - guarantee debt; and

                                 - merge or consolidate or sell all or
                                   substantially all of our assets.

USE OF PROCEEDS...............   We will not receive any cash proceeds upon the
                                 completion of the exchange offer.

FURTHER ISSUANCES.............   We may from time to time, without notice to or
                                 the consent of the holders of notes, create and issue additional notes ranking equally and ratably with the notes. Such further notes may be issued under the indenture relating to the notes offered hereby, and may vote with the notes offered hereby on matters affecting all noteholders.

FORM OF REGISTERED NOTES......   The registered notes to be issued in the
                                 exchange offer will be represented by one or more global securities deposited with The Bank of New York for the benefit of DTC. You will not receive registered notes in certificated form unless one of the events set forth under the heading "Description of the Registered Notes -- Form of Registered Notes" occurs.

                                 Instead, beneficial interests in the registered notes to be issued in the exchange offer will be shown on, and a transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

RISK FACTORS..................   You should refer to the section entitled "Risk
                                 Factors" for a discussion of material risks you should carefully consider before deciding to invest in the notes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratios of earnings to fixed charges for the periods indicated.

    YEAR ENDED DECEMBER 31,
--------------------------------
2001   2000   1999   1998   1997
----   ----   ----   ----   ----
-- (1) 5.7x   5.5x   7.7x   11.4x

     --------------------

     (1) For the year ended December 31, 2001, fixed charges exceeded earnings by approximately $37.1 million. Earnings were net of restructuring and transformation charges of approximately $74.2 million in 2001. Without these restructuring and transformation charges, our ratio of earnings to fixed charges would have been 2.0x for 2001.

                                  RISK FACTORS

     Before you participate in the exchange offer, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus.

RISKS RELATING TO THE EXCHANGE OFFER

THERE MAY BE NO ACTIVE TRADING MARKET FOR THE REGISTERED NOTES TO BE ISSUED IN THE EXCHANGE OFFER.

     The registered notes are a new issue of securities for which there is no established market. Accordingly, any or all of the following may occur:

     - no liquid market for the registered notes may develop;

     - you may be unable to sell your registered notes; or

     - the price at which you will be able to sell the registered notes may be lower than their principal amount or purchase price.

     If a public market were to exist, the registered notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the registered notes to be issued to you in the exchange offer on any securities exchange or to seek approval for quotations through any automated quotation system. No active market for the registered notes is currently anticipated.

THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE DEBT OF OUR SUBSIDIARIES, WHICH COULD ADVERSELY AFFECT YOUR RIGHTS TO RECEIVE PAYMENTS OF INTEREST AND PRINCIPAL ON THE NOTES.

     We are primarily a holding company and most of our operations are conducted by our subsidiaries. None of our subsidiaries has guaranteed our obligations to make payments on the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of claims from their assets before any of those assets are made available for a distribution to us for any purpose, including payments on the notes. As a result, the notes will be effectively subordinated to the liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, we and our creditors, including the holders of the notes, will have no right to proceed against the assets of our subsidiaries or to cause the liquidation or bankruptcy of these subsidiaries under bankruptcy laws.

RISKS RELATED TO OUR BUSINESS

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE DECLINES IN REVENUE, OPERATING PROFIT AND NET INCOME, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MAKE PAYMENTS OF INTEREST AND PRINCIPAL ON THE NOTES.

     We experienced a decline in total sales to $2.13 billion in 2001 from $2.46 billion in 2000, and recorded an operating profit of $54.3 million in 2001 as compared with an operating profit of $207.8 million in 2001 and a net loss of $25.0 million in 2001 as compared to net income of $132.5 million in 2000 and $300.2 million in 1999. On April 17, 2002, we announced total sales, operating profit and a net loss of $493.1 million, $3.2 million and $11.1 million, respectively, for the quarter ended March 31, 2002. Based on the apparent continuing weakness and uncertainty in the U.S. and most global economies, we expect 2002 to continue to be a difficult year for us. If declines in our operating results continue, our ability to make payments of interest and principal on the notes could be impaired.

THE CYCLICAL NATURE OF THE INDUSTRIES IN WHICH OUR CUSTOMERS OPERATE CAUSE DEMAND FOR OUR PRODUCTS TO BE CYCLICAL, CREATING UNCERTAINTY REGARDING OUR FUTURE PROFITABILITY.

     Various changes in general economic conditions affect the industries in which our customers operate. These changes include decreases in the rate of consumption or use of our customers' products due to economic downturns. Other factors causing fluctuation in our customers' positions are changes in market demand, lower overall pricing due to national and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials. As a result of these factors, demand for our products and, therefore, our profitability has been and may in the future be subject to significant fluctuation. In particular, our profitability may be adversely affected by our inability to quickly adjust our cost structure to correspond to changing market conditions, because a significant portion of our operating costs are fixed in the near-term. A continuing decline in our profitability could impair our ability to make payments of interest and principal on the notes.

OUR SUBSTANTIAL INDEBTEDNESS AND RELATED FUTURE DEBT SERVICE REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO SATISFY OUR OBLIGATIONS WITH RESPECT TO THE NOTES AND OUR FINANCIAL FLEXIBILITY GENERALLY.

     At March 31, 2002 we had a total indebtedness of $525.4 million and the ability (subject to satisfaction of borrowing conditions) to borrow up to $325 million under our revolving credit facility. This indebtedness and our related future debt service requirements could have important consequences to us and to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to the notes;

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; and

     - place us at a competitive disadvantage.

THE CURRENT TREND OF PRICE DEFLATION FOR MANY COMMODITY PRODUCTS HAS ADVERSELY AFFECTED PRICES FOR OUR PRODUCTS AND MAY CONTINUE TO DO SO.

     Prices for commodity products such as commodity grades of specialty materials, including stainless steel, currently are subject to a trend of price deflation. Because we produce commodity products such as these, our revenues and operating results have been and may continue to be adversely affected by a deflationary price environment for these products. For example, average prices per net finished ton of our commodity stainless steel flat-rolled products decreased 16% in 2001 as compared to 2000. Reduction in the demand for our commodity products by our customers may continue to cause our profitability to decline and could impair our ability to make payments of interest and principal on the notes.

ENERGY RESOURCES AND RAW MATERIALS MARKETS ARE SUBJECT TO CONDITIONS THAT CREATE UNCERTAINTY IN THE PRICES AND AVAILABILITY OF ENERGY RESOURCES UPON WHICH WE RELY.

     We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Further, increases in our energy costs, or changes in costs relative to energy costs paid by our competitors, has and may continue to adversely affect our profitability and could impair our ability to make payments of interest and principal on the notes. For example, in 2001 we incurred substantially higher energy costs in the Flat-Rolled Products and High Performance Metals segments compared to prior years. On a volume-adjusted basis, the Flat-Rolled Products segment incurred $14.3 million in higher energy costs in 2001 compared to 2000. The High Performance Metals segment had $14.1 million in higher energy costs for the first nine months of 2001 compared to the comparable prior year period. We use approximately 10 to 12 million MMBtus of natural gas annually, depending on business conditions, in the manufacture of our products. These purchases of natural gas expose us to the risk of higher gas prices. For example, a hypothetical $1.00 per MMBtu increase in the price of natural gas would result in increased annual energy costs of approximately $10 to $12 million. These factors also impact our ability to implement or maintain energy surcharges and influence the business decisions made by our suppliers and customers. To the extent that these uncertainties cause our suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our results of operations and financial condition and could impair our ability to make payments of interest and principal on the notes.

     We rely to a substantial extent on outside vendors to supply us with certain raw materials that are critical to the manufacture of our products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable to us, or at all.

     If our suppliers increase the price of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials. For example, we generally use more than 40,000 tons of nickel each year. A hypothetical price increase of $1.00 per pound in nickel prices would result in increased annual nickel costs of approximately $80 million.

     The manufacture of some of our products is a complex process and requires long lead times. As a result, we have in the past and may in the future experience delays or shortages in the supply of raw materials. If we are unable to obtain adequate and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

     While we enter into raw materials and energy futures contracts from time to time to hedge our exposure to price fluctuations, we cannot be certain that our hedge position adequately reduces our exposure. We believe that we have adequate controls to monitor these contracts, but we may not be able to accurately assess our exposure to price volatility in the markets for critical raw materials. In addition, although we occasionally use raw materials surcharges to offset the impact of increased costs, competitive factors in the marketplace can limit our ability to institute surcharges, and there can be a delay between the increase in the price of raw materials and the realization of the benefit of our surcharges.

     We acquire certain important raw materials that we use to produce our specialty materials, including nickel, titanium sponge and ammonia paratungstate, from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATION, AND VIOLATIONS OF OR LIABILITIES UNDER THESE REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     We are subject to various domestic and international environmental laws and regulations that govern our discharge of pollutants into the air or water, our management and disposal of hazardous substances, and which may require us to investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act and comparable state laws. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We currently are involved in the investigation and remediation of number of our current and former sites as well as third party locations. The resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period. In addition, future developments, administrative actions or liabilities relating to environmental matters could have a material adverse effect on our financial condition or results of operations and impair our ability to make payments of interest and principal on the notes.


A CONTINUATION OF THE DECLINE IN U.S. EQUITY MARKETS COULD IMPAIR OUR ABILITY TO MAKE PAYMENTS OF INTEREST AND PRINCIPAL ON THE NOTES.



     Our pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Service. If the value of the pension assets were to significantly decline, we could be required to make cash contributions to the pension plan trust in amounts that could be significant. If we were required to fund significant retiree medical costs or pension obligations from cash flow from operations, our ability to make payments of interest and principal on the notes could be impaired.


WE HAVE EXPERIENCED IN THE PAST AND MAY EXPERIENCE IN THE FUTURE LABOR DISPUTES THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND PROFITABILITY.

     Approximately half of our workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America. Generally, agreements that expire may be terminated after notice by the USWA. After such a termination, the USWA may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could materially adversely affect our operating results. On September 4, 2001, workers at our Wah Chang facility began a strike. On March 22, 2002 we announced that our Wah Chang facility and the USWA had reached a new six-year labor agreement that became effective on April 1, 2002. In the future, we may not succeed in concluding new collective bargaining agreements with the USWA or other unions to replace those that expire. The effect of future labor disputes could have a materially adverse impact on us and impair our ability to make payments of interest and principal on the notes.

OUR ABILITY TO OBTAIN INSURANCE FOR VARIOUS RISKS, OR ON ACCEPTABLE TERMS, IS UNCERTAIN.

     We obtain various kinds of insurance as may be needed to conduct our business. Such insurance may include all risk property, workers' compensation, third party liability and other coverages deemed necessary and prudent. In view of the events of September 11, 2001 and for other reasons associated with the world economies, we cannot predict the conditions under which we will be able to obtain insurance coverage in the future, the level of premiums, the size of deductibles, or any other adjustments to the cost of coverage of insurance.

VARIABLE RATE INTEREST ON OUR INDEBTEDNESS EXPOSES US TO THE RISK OF HIGHER INTEREST COSTS IN THE FUTURE.

     At December 31, 2001, we had approximately $124 million of variable interest rate debt outstanding with an average interest rate of approximately
2.9 percent. Since the interest rate on this debt varies with the short-term market rate of interest, we are exposed to the risk that these interest rates may increase. For example, a hypothetical 1 percent increase in the annual rate of interest on $124 million of outstanding variable rate debt would result in increased annual interest costs of $1.2 million. A substantial increase in interest costs could impair our ability to make payments of interest and principal on the notes.

BECAUSE EXPORT SALES CONSTITUTE A SIGNIFICANT PERCENTAGE OF OUR SALES, RISKS ASSOCIATED WITH EXPORT SALES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     In 2001, international sales accounted for approximately 23 percent of our total revenues, and we believe that export sales will continue to account for a significant percentage of our future revenues. Risks associated with export sales include:

     - political and economic instability, including weak conditions in the world's economies;

     - accounts receivable collection;

     - export controls;

     - changes in legal and regulatory requirements;

     - policy changes affecting the markets for our products;

     - changes in tax laws and tariffs; and

     - exchange rate fluctuations, which may affect sales to international customers and the value of profits earned on export sales when converted into dollars.

     Any of these factors could have a material adverse effect on our results of operations and impair our ability to make payments of interest and principal on the notes.

WE FACE RISKS RELATED TO INVESTIGATIONS OF OUR PERFORMANCE UNDER U.S. GOVERNMENT CONTRACTS, WHICH MAY RESULT IN THE PAYMENT OF MONIES, OR ADVERSELY AFFECT OUR ABILITY TO PERFORM UNDER THESE CONTRACTS.

     One of our operating companies performs work under U.S. Government contracts. We, like other government contractors, are subject to various audits, reviews and investigations relating to compliance with laws. Various claims have been asserted against us, principally related to one of our former operations. Depending on the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under the contract. Should the business unit or division involved be charged with wrongdoing, or should the U.S. Government determine that the unit or division is not a "presently responsible contractor," that unit or division, and conceivably our company as a whole, could be temporarily suspended or, in the event of a conviction, debarred for up to three years from receiving new government contracts or government-approved subcontracts. These proceedings may result in damages, fines and penalties if the charges are proven or settlement negotiated and we could expend substantial amounts in defending against such claims which could impair our ability to make payments of interest and principal on the notes.

THE SEPTEMBER 11, 2001 TERRORIST ATTACKS AND THE POSSIBILITY OF ADDITIONAL ATTACKS HAVE ADVERSELY AFFECTED THE U.S. AND OTHER ECONOMIES AND ARE LIKELY TO ADVERSELY AFFECT OUR OPERATING RESULTS.

     The September 11, 2001 terrorist attacks and the possibility of additional attacks have adversely affected the U.S. and other economies and are likely to adversely affect our operating results. As a result, demand for our products and our profitability could decline, perhaps significantly. In particular, the events of September 11 resulted in sharply reduced air travel, which led to curtailed or delayed new plane orders and the idling of large portions of the fleets of commercial airlines. A significant portion of the sales of our High Performance Metals Group products are made to customers in the aerospace industry, and we expect that reduced orders from those customers will adversely affect our results of operations, which could impair our ability to make payments of interest and principal on the notes.

WE PLAN TO CONTINUE TO IMPLEMENT ACQUISITION AND DISPOSITION STRATEGIES THAT INVOLVE A NUMBER OF INHERENT RISKS, ANY OF WHICH COULD CAUSE US NOT TO REALIZE ANTICIPATED OPERATING RESULTS.

     We intend to continue to strategically position our businesses in order to improve our ability to compete. We plan to do this by seeking specialty niches, expanding our global presence, acquiring businesses complimentary to existing strengths and continually evaluating the performance and strategic fit of exiting business unit dispositions. As a result, the relative makeup of our businesses is subject to change. Acquisitions, joint ventures and other business combinations involve various inherent risks, such as assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions and other transactions could also be affected by export controls, exchange rate fluctuations, domestic and foreign political conditions and deteriorations in domestic and foreign economic relations.

     We may be unable to realize, or do so within any particular time frame, the cost reductions, cash flow increases or other synergies expected to result from acquisitions, joint ventures and other transactions or investments we may undertake, or be unable to generate additional revenue to offset any unanticipated inability to realize such expected synergies. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, market factors and deteriorations in domestic or global economic conditions could alter the anticipated benefits, which could impair our ability to make payments of interest and principal on the notes.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. Forward-looking statements include, without limitation, those statements related to anticipated business, economic and market conditions; operational actions taken to respond to market conditions; sales and earnings, financial condition, financial performance and growth and return on capital; prices, price increases and the effect of price increases on performance and product demand; raw material and energy costs, expected capital expenditures, cost reductions, including energy initiatives, anticipated cost savings, including the anticipated time periods in which savings may be realized; capital investments and the impact of investments on our capabilities; working capital, cash flow, dividends or potential repurchases of our stock; projected pension surplus, excess pension income (expense) and reimbursement of retiree health care expenditures; realization of deferred income tax assets; the ratification of labor agreements as well as the expected benefits and costs under those agreements; anticipated effects of acquisitions, joint ventures or other business combinations on earnings; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; safety performance; and future environmental costs. These statements are based on current expectations or beliefs concerning various future events that involve a number of risks and uncertainties, many of which we are unable to predict or control. Actual results or performance may differ materially from any future results or performance anticipated based on management's current expectations contained in such forward-looking statements.

     The factors discussed under the heading "Risk Factors" and elsewhere in this prospectus are not necessarily all of the important factors that could cause our results to differ materially from expected results. Other factors, such as the general state of the economy, could also cause actual results to vary materially from expected results. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we may make in our reports filed with the Commission.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the completion of the exchange offer. The net proceeds of approximately $293.3 million from the issuance of the old notes were used to repay a portion of our outstanding short-term indebtedness.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 2001.

                                                               DECEMBER 31, 2001
                                                               -----------------
                                                                 (IN MILLIONS)
Short-term borrowings and current portion of long-term
  debt......................................................       $    9.2
                                                                   --------
Long-term debt:
  Allegheny Technologies $300 million 8.375% Notes due 2011,
     net....................................................       $  292.5
  Allegheny Ludlum 6.95% Debentures due 2025................          150.0
  Other long-term debt......................................          130.5
Stockholders' equity:
  Preferred stock, par value $0.10; 50,000,000 shares
     authorized; none issued................................             --
  Common stock, par value $0.10; 500,000,000 shares
     authorized; 98,951,490 shares issued; 80,314,624 shares
     outstanding............................................            9.9
  Additional paid-in-capital................................          481.2
  Retained earnings.........................................          957.5
  Treasury stock, at cost...................................         (478.2)
  Accumulated other comprehensive loss, net of tax..........          (25.7)
                                                                   --------
     Total stockholders' equity.............................          944.7
                                                                   --------
       Total capitalization.................................       $1,517.7
                                                                   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

    We derived the selected consolidated financial data shown below as of December 31, 2001, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2001 from our audited consolidated financial statements. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 2001          2000          1999
                                                              ----------    ----------    ----------
                                                              (IN MILLIONS EXCEPT OPERATING DATA AND
                                                                RATIOS AND AS OTHERWISE INDICATED)

STATEMENT OF OPERATIONS DATA:
Sales
  Flat-Rolled Products......................................   $1,088.4      $1,444.1      $1,296.7
  High Performance Metals...................................      771.8         735.4         722.7
  Industrial Products.......................................      267.8         280.9         276.7
                                                               --------      --------      --------
    Sales...................................................   $2,128.0      $2,460.4      $2,296.1
Operating Profit (Loss)
  Flat-Rolled Products......................................   $  (38.1)     $  119.6      $   85.2
  High Performance Metals...................................       82.0          66.5          87.0
  Industrial Products.......................................   $   10.4          21.7          12.2
                                                               --------      --------      --------
    Operating Profit (Loss).................................   $   54.3      $  207.8      $  184.4
Income (loss) from continuing operations before
  extraordinary items.......................................      (25.2)        132.5         111.0
Income from discontinued operations.........................         --            --          59.6
Extraordinary gains on sales of operations..................         --            --         129.6
                                                               --------      --------      --------
Net income (loss)...........................................   $  (25.2)     $  132.5      $  300.2
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital, excluding current portion of long-term
    debt....................................................   $  602.6      $  662.5      $  646.2
  Working capital, including current portion of long-term
    debt....................................................      593.4         609.3         493.5
  Total assets..............................................    2,643.2       2,776.2       2,750.6
  Cost in excess of net assets acquired.....................      188.4         194.5         204.2
  Total debt................................................      582.2         543.8         353.0
  Long-term debt............................................      573.0         490.6         200.3
  Stockholders' equity......................................      944.7       1,039.2       1,200.2
CASH FLOW INFORMATION:
  Cash flow provided by operating activities................   $  122.8      $  135.5      $  102.9
  Cash flow provided by (used in) investing activities......      (85.0)        (70.0)        429.7
  Cash flow used in financing activities....................      (30.3)        (90.0)       (525.4)
OPERATING DATA:
Volume:
  Flat-Rolled Products -- commodity (finished tons).........    357,894       460,940       475,557
  Flat-Rolled Products -- high value (tons).................    130,172       147,661       117,062
  High Performance Metals - nickel-based and specialty steel
    alloys (000's lbs.).....................................     51,899        46,612        43,905
  High Performance Metals - titanium mill products (000's
    lbs.)...................................................     23,070        24,798        22,792
  High Performance Metals - exotic alloys (000's lbs.)......      3,457         3,691         3,756
Average Prices:
  Flat-Rolled Products -- commodity (per finished ton)......   $  1,527      $  1,819      $  1,562
  Flat-Rolled Products -- high value (per ton)..............   $  3,956      $  4,025      $  4,189
  High Performance Metals - nickel-based and specialty steel
    alloys (per lb.)........................................   $   6.31      $   5.86      $   5.98
  High Performance Metals - titanium mill products (per
    lb.)....................................................   $  11.70      $  10.87      $  11.70
  High Performance Metals - exotic alloys (per lb.).........   $  33.52      $  35.56      $  34.77
RATIO OF ADJUSTED EBITDA (1) TO INTEREST EXPENSE............        5.3x         10.0x          9.9x

---------------

(1) Adjusted EBITDA represents income before interest, income taxes, extraordinary items and depreciation and amortization. Adjusted EBITDA also excludes merger and restructuring charges of $74.2 million, $29.5 million and $5.6 million in 2001, 2000 and 1999, respectively, and excludes income from discontinued operations and extraordinary gains on sales. Adjusted EBITDA is included because we believe that such information is considered to be an additional basis on which to evaluate our ability to pay interest, repay debt and fund capital expenditures. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance determined in accordance with generally accepted accounting principles. EBITDA may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are one of the largest and most diversified producers of specialty materials in the world. We operate in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products. Information with respect to each business segment is presented separately below.

     2001 was a difficult and challenging year for us. In spite of weak conditions in many of our markets, significant accomplishments included improvements in safety, cost reductions, and working capital management.

     - Cash flow from operations in 2001 was $122.8 million.

     - Managed working capital (gross inventory and accounts receivable less accounts payable) was reduced by $127.1 million, beating the $70 million managed working capital reduction goal by over 80 percent.

     - Cost savings amounted to $115 million in 2001, exceeding the $110 million goal.

     - In late December 2001, we strengthened our capital base by issuing $300 million of new 10-year notes and arranging a new $325 million revolving bank credit facility.

     - As a result of our continuing focus on safety, in 2001 the OSHA Total Recordable Incident Rate improved 17 percent and the Lost Day Case Rate improved 16 percent compared to 2000. Over the last two years, both measures of safety have improved by over 40 percent.

     Looking forward, based on the apparent continuing weakness and uncertainty in the U.S. and most global economies as we enter 2002, we expect the year to be difficult. Therefore, our top financial priority is to continue to reduce costs and generate cash. Cost savings opportunities of $100 million have been identified for 2002. The current 2002 capital expenditure plan for operational necessities and for continuation of capital programs which commenced in 2001 is approximately $50 million, compared to capital investments totaling $104 million in 2001. Through our Operational Excellence initiatives, we will stay focused on safety, customer satisfaction, cost reduction and reducing managed working capital. Our goal for 2002 is to further reduce managed working capital by $65 million. Success in achieving these goals should give us the financial capacity to weather the economic recession and emerge strongly when the economy recovers.

     Our Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Allegheny Rodney, Rome Metals, and Allegheny Ludlum's 60 percent interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited ("STAL").

     Our High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire and coil forms, seamless tube forms and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang.

     Our Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. This segment also produces large grey and ductile iron castings and carbon alloy steel and non-ferrous forgings. The companies in this segment are Metalworking Products, Casting Service and Portland Forge.

     Set forth below are consolidated revenues and EBITDA for these three business segments for the years ended December 31, 2001, 2000 and 1999, respectively:

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 2001        2000        1999
                                                               --------    --------    --------
                                                                        (IN MILLIONS)
Revenues:
  Flat-Rolled Products......................................   $1,088.4    $1,444.1    $1,296.7
  High Performance Metals...................................      771.8       735.4       722.7
  Industrial Products.......................................      267.8       280.9       276.7
                                                               --------    --------    --------
     Total..................................................   $2,128.0    $2,460.4    $2,296.1
                                                               ========    ========    ========
EBITDA(1)...................................................   $  167.1    $  375.6    $  305.8
                                                               ========    ========    ========

---------------

(1) EBITDA represents income before interest, income taxes, extraordinary items and depreciation and amortization. EBITDA also excludes merger and restructuring charges of $74.2 million, $29.5 million and $5.6 million in 2001, 2000 and 1999, respectively, and excludes income from discontinued operations and extraordinary gains on sales. EBITDA is included because we believe that such information is considered to be an additional basis on which to evaluate our ability to pay interest, repay debt and fund capital expenditures. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance determined in accordance with generally accepted accounting principles. EBITDA may not be comparable to similarly titled measures reported by other companies.

     When we refer to "energy costs" in the following discussion, we are referring to costs of electricity and natural gas. When we refer to "average prices" we are referring to sales of a particular product divided by the number of tons or pounds, as applicable, of that product shipped. All references to amounts shipped are calculated in tons or pounds, as applicable.

RESULTS OF OPERATIONS

     Our sales were $2.13 billion in 2001, $2.46 billion in 2000 and $2.30 billion in 1999. International sales represented approximately 23 percent of sales in 2001, 18 percent in 2000, and 20 percent in 1999.

     Operating profit was $54.3 million in 2001, $207.8 million in 2000, and $184.4 million in 1999. In 2001, we had a net loss from continuing operations of $25.2 million, which included after-tax charges of $47.8 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. For 2000 and 1999, we had net income from continuing operations of $132.5 million and $111.0 million, respectively.

     We operate in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products. Information with respect to our business segments is presented below.

  FLAT ROLLED PRODUCTS SEGMENT

                                              2001     % CHANGE     2000     % CHANGE     1999
                                            --------   --------   --------   --------   --------
                                                               (IN MILLIONS)
Sales to external customers...............  $1,088.4    (24.6%)   $1,444.1     11.4%    $1,296.7
Operating profit (loss)...................     (38.1)                119.6     40.4%        85.2
Operating profit (loss) as a percentage of
  sales...................................      (3.5%)                 8.3%                  6.6%
International sales as a percentage of
  sales...................................      11.9%                  7.3%                  7.7%

  2001 Compared to 2000

     Sales for the Flat-Rolled Products segment decreased 24.6 percent in 2001 compared to 2000 resulting in an operating loss of $38.1 million for the year. During 2001, operating results were severely impacted by very low demand and poor prices for many stainless steel products. Finished tons shipped in 2001 declined by 18 percent to 498,066 tons compared to shipments of 608,601 tons for 2000. The average price of flat-rolled products in

2001 decreased by 9 percent to $2,162 per ton compared to $2,365 per ton in the same 2000 period. Commodity product shipments in the segment (including stainless steel hot roll and cold roll sheet, stainless steel plate and silicon electrical steel, among other products) decreased 20 percent compared to 2000. Average prices for commodity products decreased 16 percent during the same period. These decreases were primarily attributable to continued weak demand for stainless steel sheet and plate due to the weak U.S. industrial economy. High-value product shipments in the segment (including strip, Precision Rolled Strip(R), super stainless steel, and nickel alloy and titanium products) decreased 12 percent compared to 2000, while average prices for high-value products decreased 1 percent. Certain of these high-value products are used largely in the automotive industry and capital goods markets, both of which were impacted by the weak U.S. economy. Increased international sales, primarily of Precision Rolled Strip(R) products, in Europe and Asia were offset by the overall decline in shipments of high-value products in the U.S.

     Operating results were also adversely affected by $14.3 million in higher energy costs, on a volume-adjusted basis, in 2001 compared to the prior year. In addition, during 2001, accounts receivable reserves were increased by $7.3 million in recognition of the decline in the economy and the reduced availability of credit.

     The decline in operating results was partially offset by ongoing cost reductions in the segment's Allegheny Ludlum operation, including a 10 percent salaried workforce reduction that was completed in the first quarter of 2001 and a further 5 percent reduction in staff at the end of 2001. Cost reductions for 2001 totaled approximately $80 million.

     During the 2001 fourth quarter, we decided to permanently idle the melt and associated service operations located at our Houston, PA facility. We had determined that this facility could no longer be operated economically in the highly competitive global stainless steel market. This cost reduction action affected approximately 225 employees. A pre-tax charge of $70.0 million, primarily non-cash, for the related asset impairments, employee benefits, and other closure costs was recorded in the 2001 fourth quarter. These expenses are presented as restructuring costs on the statements of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $12 million.

  2000 Compared to 1999

     Sales and operating profit for the segment increased 11.4 percent and 40.4 percent, respectively, in 2000 compared to 1999.

     The increase in sales was a result of improved pricing and higher demand for stainless steel products during the first three quarters of the year. Shipments of finished flat-rolled products were 608,601 tons in 2000 compared to 592,619 tons in 1999.

     The average selling prices of finished flat-rolled products increased to $2,365 per ton in 2000 from $2,081 per ton in 1999. This increase was due principally to the impact of revised raw materials surcharge base levels, primarily for nickel and chrome, and an improved product mix. High value margin product shipments increased 13 percent in 2000.

     Operating profit increased 40.4 percent to $119.6 million in 2000 primarily due to revised raw material surcharge base levels and improved product mix towards higher margin products. Tight operating cost controls and cost reduction efforts continued in the segment. In the fourth quarter of 2000, Allegheny Ludlum announced a 10 percent salaried workforce reduction, which was subsequently completed in the first quarter of 2001. The segment's fourth quarter 2000 operating profit was reduced by $7.0 million, compared to the fourth quarter of 1999, due to increased natural gas costs.

     The STAL joint venture in Shanghai, China completed its first year of commercial production of Precision Rolled Strip(R) stainless steel strip in 2000.

  HIGH PERFORMANCE METALS SEGMENT

                                                 2001    % CHANGE    2000    % CHANGE    1999
                                                ------   --------   ------   --------   ------
                                                                (IN MILLIONS)
Sales to external customers...................  $771.8      4.9%    $735.4      1.8%    $722.7
Operating profit..............................    82.0     23.3%      66.5    (23.6%)     87.0
Operating profit as a percentage of sales.....    10.6%                9.0%               12.0%
International sales as a percentage of
  sales.......................................    36.0%               34.9%               36.7%

  2001 Compared to 2000

     Sales for the High Performance Metals segment increased 4.9 percent in 2001 compared to 2000 as a result of continued strong shipments of high-value products to the aerospace, electrical energy, and oil and gas markets due, in part, to strong order backlog built at the end of 2000 and the first half of 2001. Shipments of nickel-based and specialty steel alloys increased 11 percent and prices increased 8 percent compared to 2000. While titanium mill products shipments decreased 7 percent, prices increased 8 percent compared to 2000. Shipments and prices for exotic alloys were down 6 percent compared to 2000.

     Operating profit for 2001 increased 23.3 percent compared to 2000 primarily as a result of higher prices due to strong market conditions, combined with favorable product mix and efforts to reduce costs. Cost reductions for 2001 totaled approximately $27 million. However, operating profit was adversely affected by $14.1 million in higher energy costs in the first nine months of 2001 compared to the prior year.

     During the 2001 third quarter, the United Steelworkers of America (USWA) employees at the Wah Chang facility, located in Albany, Oregon, went on strike after the union membership rejected the previously negotiated tentative contract. After a brief shutdown, and while we and the USWA continued discussions, we resumed full operation of the plant with management and salaried employees and replacement workers. The Wah Chang facility is involved in the production of exotic alloys including zirconium and niobium, and the strike does not impact other operations.

     During the 2001 fourth quarter, we divested the North American operations of our titanium distribution company, Titanium Industries Inc. Results of operations for this business for 2001 and proceeds from the disposition of this business were not material to us.

     Backlog of confirmed orders for the segment was approximately $350 million at December 31, 2001 and approximately $375 million at December 31, 2000. We expect demand for products used in commercial aerospace, which historically has been the segment's largest end-use market, to decrease in 2002 due to weaker market conditions, which have been exacerbated by the tragic events of September 11, 2001. As a result, in the 2001 fourth quarter we announced workforce reductions affecting approximately 220 employees at the Allvac and Allvac Ltd. operations. In connection with these reductions, which were completed in the 2002 first quarter, we recorded a pre-tax charge of $1.8 million for the related employee benefits costs. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $5 million.

  2000 Compared to 1999

     Sales for the High Performance Metals segment increased 1.8 percent in 2000 compared to 1999. The increased sales reflected increased demand for nickel-based alloys and superalloys and specialty steel alloys from growing markets for electrical power generation turbines and biomedical products, and improved conditions in aerospace and oil and gas markets. In addition, shipments were strong for niobium-titanium alloys for superconducting applications, nickel-titanium shape memory alloys for cellular phones, nickel-titanium super-elastic alloys for the medical industry, and hafnium alloys used in the production of superalloys for aerospace applications. However, shipments of zirconium alloy products were lower in 2000 as a result of weaknesses in the chemical processing and commercial nuclear markets. Shipments for titanium products improved despite overall weakness in industrial markets, including chemical processing, which adversely affected pricing.

     Operating profit decreased 23.6 percent in 2000 compared to 1999. Increased energy costs of $9.0 million in the fourth quarter, primarily for electric power at the Wah Chang operation in Oregon, contributed to the decline in operating profit. Operating profit was also adversely impacted by weaker results for zirconium and titanium and by higher operating costs at our titanium sponge facility, which was permanently idled in the first half of 2001.

     In 2000, due to persistent weak market conditions, together with our ability to enter into long-term supply agreements for the purchase of titanium sponge at prices below our manufacturing cost, we decided to discontinue producing titanium sponge. As a result, in the fourth quarter of 2000, we recorded a charge of $20.0 million for asset impairment, employee termination benefits, and contractual costs to exit the business related to the idling of high-cost titanium sponge production assets located in Albany, Oregon. We ceased production of titanium sponge in the first half of 2001.

  INDUSTRIAL PRODUCTS SEGMENT

                                                 2001    % CHANGE    2000    % CHANGE    1999
                                                ------   --------   ------   --------   ------
                                                                (IN MILLIONS)
Sales to external customers...................  $267.8     (4.7)%   $280.9      1.5%    $276.7
Operating profit..............................    10.4    (52.1)%     21.7     77.9%      12.2
Operating profit as a percentage of sales.....     3.9%                7.7%                4.4%
International sales as a percentage of
  sales.......................................    34.4%               28.4%               30.3%

  2001 Compared to 2000

     Sales and operating profit for the Industrial Products segment decreased
4.7 percent and 52.1 percent, respectively, in 2001 compared to 2000. Weak demand from most U.S. industrial markets negatively impacted operating results for all businesses in the segment. In addition during 2001, accounts receivable reserves were increased by $1.7 million in recognition of the decline in the economy and the reduced availability of credit. The decline in operating results was partially offset by ongoing efforts to reduce costs, which totaled approximately $9 million in 2001.

  2000 Compared to 1999

     Sales and operating profit for the Industrial Products segment increased
1.5 percent and 77.9 percent, respectively, in 2000 compared to 1999. These increases reflect improved performance at Metalworking Products due to stronger industrial demand in early 2000 and the impact of cost reduction initiatives. In addition, operating results for the second half of the year reflect the acquisition of a tungsten carbide products operation. During the second quarter of 2000, we exited the molybdenum and tungsten mill products business, which had 1999 sales of approximately $15.0 million. The segment's forgings and castings businesses experienced a decrease in sales and operating profit in 2000 due primarily to continued weak conditions in the transportation, farm equipment and wind power generation markets.

  RESTRUCTURING AND TRANSFORMATION COSTS AND OTHER COSTS, NET OF GAINS ON ASSET SALES

  Restructuring and Transformation Costs

     Restructuring and transformation costs were $74.2 million, $29.5 million and $5.6 million in 2001, 2000 and 1999, respectively.

     In 2001, we recorded a charge of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. Of this aggregate charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all of the Company's business segments and headquarters operations, and were substantially complete by the end of 2001. These cost reduction actions are estimated to provide annual pre-tax cost savings of approximately $19 million in 2002. We do not anticipate that the permanent idling of the Houston, PA stainless steel melt shop will result in reduced sales as we have the ability to increase our melt output using our existing facilities and can procure additional semi-finished material, if needed, on the world market, where excess stainless steel melt capacity currently exists.

     Of the $74.2 million restructuring charge recorded in 2001, $4.0 million, net of tax benefits, is expected to result in expenditures of cash, which will be paid in 2002. Cash to meet these obligations will be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines and our commercial paper program.

     In 2000, we recorded restructuring and transformation charges of $29.5 million. The 2000 charge included $13.3 million for asset impairments, and $6.7 million for employee termination benefits, primarily severance pay, and other contractual obligations related to the decision in the 2000 fourth quarter to permanently idle the high-cost titanium sponge production assets of the High Performance Metals segment. We ceased titanium sponge production in the first half of 2001, and costs associated with operating the facility in 2001 were included in results of operations as they were incurred. The 2000 charge also included $3.1 million related to the 10 percent salaried workforce reduction at Allegheny Ludlum. The staffing reductions were made pursuant to a cost reduction plan, which resulted from a management study undertaken in an effort to remain cost competitive. The salaried workforce was notified by management of the planned workforce reduction and of the availability of termination benefits prior to December 31, 2000. The reduction in workforce was completed in the 2001 first quarter, and resulted in approximately $11 million in cost savings in 2001. In addition, restructuring and transformation charges for 2000 included $6.4 million for costs related to changes in our executive management. Two executives left Allegheny Technologies in the 2000 fourth quarter. Both of these executives were parties to employment and severance arrangements that obligated Allegheny Technologies to make specific payments to them as a result of their departure.

     The 1999 net restructuring and transformation charges of $5.6 million include costs associated with adjusting employee benefit plans as a result of the spin-offs which were partially offset by a $7.2 million reversal of restructuring costs accrued in 1998 related to workforce reductions which were implemented at less than expected costs.

     At December 31, 2001, substantially all cash expenditures related to the 2000 and 1999 restructuring and transformation charges had been paid.

  Gains on Sales of Assets and Other

     Gains on sales of assets and other includes pre-tax gains on the sale of real estate, certain investments and other assets, which are primarily included in other income on the statement of operations, as well as charges incurred in connection with closed operations. These items resulted in net charges of $14.8 million, $4.4 million and $0.2 million in 2001, 2000 and 1999, respectively. In 2001, we recorded a pre-tax charge of $5.6 million to write-off its minority interest in the e-Business site, MetalSpectrum, which terminated operations during the 2001 second quarter. In 2000, we realized a gain of $11.0 million on the sale of a minority interest in Gul Technologies Singapore, Ltd.

     Gains on sales of assets and other for 1999 does not include extraordinary gains on sales of operations of $129.6 million. These extraordinary gains are presented separately on the statement of operations.

  CORPORATE EXPENSES

     Corporate expenses were $25.5 million in 2001 compared to $30.6 million in 2000, and $38.9 million in 1999. The continued decline in corporate expenses is due to cost controls and reductions in the number of corporate employees.

  INCOME TAXES

     Our effective income tax rate from continuing operations was (30.8) percent, 36.5 percent and 36.3 percent in 2001, 2000 and 1999, respectively. Our negative effective income tax rate for 2001 represents a tax benefit that will be realized by a refund of income taxes paid in prior years. The effective tax rate for 2001 declined compared to prior years primarily due to losses at certain operations for which we did not receive a state tax benefit.

     At December 31, 2001, we had a state deferred tax asset resulting from net operating loss tax carryforwards of $18.2 million. A valuation allowance of $18.2 million was established for the full value of these operating loss carryforwards since we have concluded that it is more likely than not that these tax benefits would not be realized.

     Allegheny Technologies has concluded that the remaining deferred tax assets should be realized based upon its history of operating earnings, expectations of future operating earnings, and potential tax planning strategies.

FINANCIAL CONDITION AND LIQUIDITY

     We believe that internally generated funds, current cash on hand and borrowings from existing credit lines and its commercial paper program will be adequate to meet foreseeable needs. However, our ability to continue to utilize borrowings from existing credit lines and maintain our commercial paper program may be negatively affected by changes in our credit rating based upon our financial performance, and the credit ratings agencies' and credit market's outlook for the industry and markets in which we participate, as well as failure to maintain required financial ratios, and other factors beyond our control.

     We have no off-balance sheet financing relationships with special purpose entities, structured finance entities, or any other unconsolidated entities.

  CASH FLOW AND WORKING CAPITAL

     During 2001, cash generated from operations of $122.8 million, net borrowings of $37.6 million and net proceeds from asset sales of $18.5 million were used to invest $104.2 million in capital equipment and business expansion, primarily in the High Performance Metals segment, pay dividends of $64.2 million, repurchase common stock of $3.0 million and increase cash balances by $7.5 million. Cash transactions plus cash on hand at the beginning of the year resulted in an ending cash position of $33.7 million at December 31, 2001.

     Working capital decreased to $593.4 million at December 31, 2001 compared to $609.3 million at the end of 2000. The current ratio increased to 2.8 in 2001 from 2.5 in 2000. The reduction in working capital was primarily due to a decrease in inventory levels and accounts receivable, partially offset by reductions in short-term debt, accrued liabilities and accounts payable.

     As part of managing the liquidity of the business, we focus on controlling inventory, accounts receivable and accounts payable. In measuring performance in controlling this managed working capital, we exclude the effects of the LIFO inventory valuation reserves, excess and obsolete inventory reserves, and reserves for uncollectible accounts receivable which, due to their nature, are managed separately. During 2001, excluding the effects of operations sold, managed working capital, which is defined as gross inventory plus accounts receivable less accounts payable, declined by $127 million, or 14.9 percent, to $728 million. For 2001, the decline in managed working capital resulted from a $102 million decline in inventory and a $38 million decline in accounts receivable, partially offset by lower accounts payable balances of $13 million.

     Capital expenditures for 2001 were $104.2 million and are expected to approximate $50 million in 2002 for operational necessities and the completion of certain capital projects initiated in 2001.

  DEBT

     At December 31, 2001, we had $582.2 million in total outstanding debt. Our debt to capitalization ratio increased to 38.1 percent in 2001 from 34.4 percent in 2000. Our net debt to total capitalization ratio increased to 36.7 percent in 2001 from 33.2 percent in 2000. These higher ratios resulted primarily from the increase in debt levels and a reduction in stockholders' equity.

     In December 2001, we issued $300 million of 8.375% Notes due December 15, 2011 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended. We are required to file this registration statement with the Securities and Exchange Commission in order to offer the holders of the Notes the ability to exchange the outstanding Notes for new notes with substantially identical terms, but which are registered under the Securities Act. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment of principal when due, or failure to comply with any covenant. Any violation of the default provision could result in the requirement to immediately repay the borrowings.

     On December 21, 2001, we entered into a new credit agreement with a group of banks that provides for borrowings of up to $325 million on a revolving credit basis. This new credit agreement replaces a $500 million credit facility, which was to expire in August 2002. The new credit agreement consists of a short-term 364-day

$130 million credit facility which expires in December 2002, and a $195 million credit facility which expires in December 2006. As of April 30, 2002, no borrowings were outstanding under these credit facilities. Interest is payable based upon London Interbank Offered Rates (LIBOR) plus a spread, which is dependent on our credit rating. We also have the option of using other alternative interest rate bases. The agreement has various covenants that limit our ability to dispose of assets and merge with another corporation. We are also required to maintain a ratio of total consolidated indebtedness to total capitalization of not more than 60 percent. At December 31, 2001, our total consolidated indebtedness to total capitalization calculated in accordance with the credit agreement, which includes certain standby letters of credit and guarantees, was 40 percent. This covenant also has the effect of limiting the total amount of dividend payments and share repurchases. Under this covenant, approximately $312 million, or 33 percent, of our retained earnings, is currently free of restrictions pertaining to cash dividends and share repurchases. In addition, the credit agreement contains a covenant requiring the maintenance of specified EBITDA. For 2002, we must have, on a quarterly basis for the preceding twelve month period, EBITDA of at least 3.0 times gross interest expense. For 2003 through the remaining life of the credit agreement, we must have, on a quarterly basis for the preceding twelve month period, EBITDA of at least 3.5 times gross interest expense. Our EBITDA coverage (calculated in accordance with the credit agreement, which excludes non-cash charges) for the twelve months ended December 31, 2001 was 5.3 times gross interest expense. EBITDA is defined under the credit agreement in a manner that excludes non-cash charges. The definition of EBITDA used in the section entitled "Selected Consolidated Financial Data" is described in footnote 1 to the table in that section and excludes both cash and non-cash charges.

     During the fourth quarter of 2000, we implemented a commercial paper program designed to cost effectively enhance our access to credit markets. At December 31, 2001, we had $70 million of commercial paper outstanding, which is scheduled to mature in the first quarter of 2002. These commercial paper borrowings are presented as long-term obligations due to our ability and intent to refinance a portion or all of these obligations on a long-term basis. Our intention is to continue to use the commercial paper program to fund its capital needs in excess of cash flow generated from operations. However, our ability to continue our commercial paper program is dependent upon maintaining our current A2/P2 commercial paper credit rating, and on having a bank credit facility to support the program.

     A summary of our required payments under financial instruments (excluding accrued interest) and other commitments are presented below.

                                                            LESS THAN    1-3      4-5     AFTER 5
                                                   TOTAL     1 YEAR     YEARS    YEARS     YEARS
                                                   ------   ---------   ------   ------   -------
                                                                   (IN MILLIONS)
CONTRACTUAL CASH OBLIGATIONS
  Total Debt including Capital Leases............  $582.2    $  9.2     $  3.1   $ 99.2   $470.7
  Operating Lease Obligations....................    52.3      15.4       21.3     12.2      3.4
OTHER FINANCIAL COMMITMENTS
  Lines of Credit (A)............................  $373.1    $130.0     $ 48.1   $195.0   $   --
  Standby Letters of Credit (B)..................    49.6      49.6         --       --       --
  Guarantees.....................................    11.2        --         --       --       --

---------------

(A) Drawn amounts are included in total debt.

(B) These instruments expire and are renewed annually and are used to support:
    $28.3 million in workers compensation arrangements; $10.8 million in industrial revenue bonds of which $10.0 million is included in long-term debt; $6.0 million in facility closure costs; and $4.5 million related to international trade.

     Additionally, we use derivative contracts to hedge, in certain circumstances, our exposure to fluctuations in the cost of energy, raw materials, and the value of foreign currencies. As part of certain of these contracts, we have agreed that the net value of the derivative instrument being used as a hedge will become immediately payable, or receivable, if there is deterioration in our credit rating to non-investment grade. At December 31, 2001, the net value of hedges that would become immediately payable in the event of a downgrade in our credit to non-investment grade was less than $3 million, after-tax.

  RETIREMENT BENEFITS

     Our defined benefit pension plan remained overfunded with investments exceeding liabilities by approximately $200 million at December 31, 2001. However, the value of pension plan assets declined by approximately $376 million during 2001 primarily due to the decline in the equity markets in 2001 and payment of benefits. This decline in the value of pension assets along with increased pension liabilities and higher projected retiree health care costs will result in a net non-cash, pre-tax retirement benefit expense for 2002 of approximately $24 million. This compares to non-cash pre-tax income of $53.1 million in 2001.

     Our defined benefit pension plan is fully funded with assets in excess of the projected benefit obligation. Under current Internal Revenue Code (Section
420) provisions, certain amounts that we pay for retiree health care benefits may be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, we recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. Our ability to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market in 2001, the pension overfunded status at the beginning of 2002 is below the threshold required to fully reimburse us for retiree medical costs in 2002. This will negatively impact the after-tax cash flow in 2002 by approximately $22 million. The ability to resume full reimbursement to us for retiree health care costs beyond 2002 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. Beginning in the second half of 2001, we began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows us to recover a portion of the retiree medical costs that were previously funded from the pension surplus. We may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceeds $50 million.

     Accounting standards require a minimum pension liability be recorded if the value of pension assets is less than the accumulated pension benefit obligation
(ABO) at the end of the year. Based upon the value of pension assets as of December 31, 2001, we are not required to record such a minimum pension liability. However, if the value of pension assets were to decline to a level below the ABO, we would record a minimum pension liability and record a charge to shareholders' equity for the value of the prepaid pension asset currently recognized on the balance sheet, and the required minimum pension liability, net of deferred taxes.

  OTHER

     On February 14, 2002, the Board of Directors declared a regular quarterly dividend of $0.20 per share of common stock. The dividend was paid on March 12, 2002 to stockholders of record at the close of business on February 25, 2002. We paid a quarterly dividend of $0.20 per share of common stock during each of the 2001 quarters. The future declaration and payment of dividends and the amount of such dividends will depend upon our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by credit agreements or senior securities, and other factors deemed relevant by the Board of Directors.

     In October 1998, our Board of Directors authorized up to a total of 25 million shares of Allegheny Technologies common stock to be acquired under our stock repurchase program from time-to-time in the open market or in negotiated transactions. From the inception of the share repurchase program through December 31, 2001, we repurchased 20.5 million shares at a cost of $531.5 million. We have not repurchased shares under the program since early 2001 and do not expect to resume repurchases under the program in the foreseeable future.

CRITICAL ACCOUNTING POLICIES

     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires Allegheny Technologies management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

  INVENTORIES

     At December 31, 2001, we had net inventory of $508.4 million. Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out
(FIFO) and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of our inventory is valued utilizing the LIFO costing methodology. Inventory of our non-U.S. operations are valued using average cost or FIFO methods.

     We evaluate product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. At December 31, 2001, the amount of such reserves was immaterial. It is our general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is twenty-four months.

  REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

     Revenue is recognized when title passes or as services are rendered. We have no significant unusual sale arrangements with any of our customers.

     We market our products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are based upon an aging of accounts plus identified specific accounts. Accounts receivable are presented net of a reserve for doubtful accounts of $12.3 million at December 31, 2001 and $7.4 million at December 31, 2000, which represented 4.3 percent and 2.2 percent, respectively, of total gross accounts receivable. During 2001, in recognition of the decline in the economy and reduced availability of credit, we recognized expense of $10.1 million to increase the reserve for doubtful accounts and wrote-off $5.2 million of uncollectible accounts, which reduced the reserve.

  ASSET IMPAIRMENT

     We monitor the recoverability of the carrying value of our long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value.

     At December 31, 2001, we had $188.4 million of goodwill on our balance sheet. Of the total, $126.6 million related to the Flat-Rolled Products segment, $51.5 million related to the High Performance Metals segment, and $10.3 million related to the Industrial Products segment. For 2001 and prior years, we were required to evaluate whether the goodwill presented on the balance sheet was impaired based upon the undiscounted future cash flows of the operating company for which the goodwill relates.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, the test for goodwill impairment changed and, commencing in 2002, goodwill is required to be reviewed annually, or more frequently if impairment indicators arise. The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

     We are currently evaluating whether the goodwill on the balance sheet at December 31, 2001 is impaired at January 1, 2002. If goodwill is determined to be impaired, we would record a non-cash after-tax charge for the amount of the impairment. This initial impairment charge, if any, would be recorded as a cumulative effect of a change in accounting principle in our results for the quarter ended June 30, 2002.

CONTINGENCIES

     When it is probable that a liability has been incurred or an asset of ours has been impaired, a loss is recognized assuming the amount of the loss can be reasonably estimated.

     We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and the management and disposal of hazardous substances, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at its facilities. We are currently involved in the investigation and remediation of a number of our current and former sites as well as third party sites under these laws. Our reserves for environmental remediation totaled approximately $46.7 million at December 31, 2001. Based on currently available information, management does not believe that future environmental costs in excess of those accrued with respect to sites with which we have been identified are likely to have a material adverse effect on our financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on our financial condition or results of operation. With respect to proceedings brought under the federal Superfund laws, or similar state statutes, we have been identified as a potentially responsible party at approximately 31 of such sites, excluding those at which it believes it has no future liability. Our involvement is very limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material. We are a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

     Environmental liabilities are recorded when our liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or our recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites. Our measurement of environmental liabilities is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration our prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of our environmental experts in consultation with outside environmental specialists, when necessary.

RETIREMENT BENEFITS

     We have defined benefit pension plans and defined contribution plans covering substantially all of our employees. We have not made contributions to the defined benefit pension plan in the past six years because the plan has remained fully funded. We account for our defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions", which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining our pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. We have assumed, based upon the types of securities the plan assets are invested in and the long-term historical returns of these investments, that the long-term expected return on pension assets will be 9 percent. The assumed long-term rate of return on assets is applied to the market value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension income (expense) for the current year. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. The expected return on plan assets can vary significantly from year to year since the calculation is dependent on the market value of plan assets as of the end of the preceding year. Accounting principles generally accepted in the U.S. allow companies to calculate expected return on pension assets using either an average of fair market values of pension assets over a period not to exceed five years, which reduces the volatility in reported pension income or expense, or their fair market value at the end of the previous year. However, the Securities and Exchange Commission currently does not permit companies to change from the fair market value at the end of the previous year methodology to an averaging of fair market values of plan assets methodology. As a result, our results of operations and those of other companies, including companies with which we compete, may not be comparable due to these different methodologies in calculating expected return on pension assets.

     At the end of each year, we determine the discount rate to be used to value pension plan liabilities. In accordance with SFAS No. 87, the discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we assess the rates of return on high quality, fixed-income investments. Changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred in accordance with SFAS No. 87.

     We also sponsor several defined benefit postretirement plans covering certain hourly and salaried employees. These plans provide health care and life insurance benefits for eligible employees. In certain plans, our contributions towards premiums are capped based upon the cost as of a certain date, thereby creating a defined contribution. We use actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefits obligations for the plans. The discount rate, which is determined annually at the end of each year, is developed based upon rates of return on high quality, fixed-income investments. At December 31, 2001, we determined this rate to be 7 percent. Based upon cost increases quoted by our medical care providers for 2002 and predictions of continued significant medical cost inflation in future years, we raised our expected trend in health care costs. The annual assumed rate of increase in the per capita cost of covered benefits for health care plans is estimated at 11 percent in 2002 and is assumed to decrease to 5 percent in the year 2009 and remain level thereafter. As a result of this change in the expected trend of health care costs, our 2002 pre-tax other postretirement benefits expense will increase by approximately $3 million compared to the 2001 expense.

                                    BUSINESS

     The following is a summary description of us and our operations. You should read the information provided in our periodic reports that are filed with the Securities and Exchange Commission for more information about us and our operations. See "Where you Can Find More Information."

THE COMPANY

     We are one of the largest and most diversified specialty materials producers in the world. We use innovative technologies to offer growing global markets a wide range of specialty materials. High-value products include super stainless steel, nickel-based and cobalt-based alloys and superalloys, titanium and titanium alloys, specialty steels, tungsten materials, exotic alloys, which include zirconium, hafnium and niobium, and highly engineered strip and Precision Rolled Strip(R) products. In addition, we produce commodity specialty materials such as stainless steel sheet and plate, silicon electrical and tool steels, and forgings and castings. We operate in the following three business segments, which accounted for the following percentages of total revenues of $2.13 billion, $2.46 billion, and $2.30 billion for the years ended December 31, 2001, 2000 and 1999, respectively:

                                                              2001   2000   1999
                                                              ----   ----   ----
Flat-Rolled Products........................................   51%    59%    56%
High Performance Metals.....................................   36%    30%    32%
Industrial Products.........................................   13%    11%    12%

     Business segment information presented for 1999 has been restated to conform with the 2000 and 2001 presentations.

OUR BUSINESS

     Specialty materials play a significant role in our lives. We are a world leader in the manufacture of high value and commodity specialty products. Our high value products accounted for 71% of total sales in 2001 and our commodity products accounted for 29% of total sales in 2001. Specialty materials are produced in a variety of forms, including sheet, strip, foil, plate, slab, ingot, billet, bar, rod, wire, coil, tubing, and shapes, and are selected for use in environments that demand materials having exceptional hardness, toughness, strength, resistance to heat, corrosion or abrasion, or a combination of these characteristics. Common end uses of our products include jet engines, air frames, electrical energy production and generation, automotive, chemical processing, oil and gas, construction and mining, machine and cutting tools, appliances and food equipment, transportation and medical equipment and implants.

Flat-Rolled Products Segment

     We produce, convert and distribute stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys, in sheet, strip, plate and foil, and Precision Rolled Strip(R) products, as well as silicon electric steels and tool steels. Our Flat-Rolled Products segment consists of Allegheny Ludlum, Allegheny Rodney, Rome Metals and Allegheny Ludlum's 60% interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited ("STAL"), which commenced commercial production in 2000. The remaining 40% interest in STAL is owned by the Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China.

     As compared with carbon steel, stainless steel and nickel-based alloys contain elements such as chromium, nickel and molybdenum for strength and corrosion and heat resistance; titanium and titanium-based alloys provide higher strength-to-weight ratios and are corrosion-resistant; tool steel alloys, which contain more carbon than stainless steel, include tungsten, molybdenum and other metals to make them both hard and malleable; and electrical steel contains silicon to minimize electrical energy loss when in use. We offer these flat-rolled products in a broad selection of grades, sizes and finishes designed to meet international specifications. Finishing capabilities include plasma arc cutting, shearing, abrasive cutting, sawing and machining. We provide technical support for material selection. Our wide array of alloys and product forms provides customers with choices from which to select the optimum alloy for their application.

     Sheet. Stainless steel, nickel-based alloy and titanium alloy sheet products are used in a wide variety of consumer and industrial applications such as food preparation, appliance, automotive, aerospace and medical applications that require cleanability, fabricability and corrosion resistance. Approximately 70% by volume of our sheet products are sold to service centers, which have slitting, cutting or other processing facilities, with the remainder sold directly to end-use customers.

     Strip. Stainless steel, nickel-based alloy and titanium alloy strip products are used in a variety of consumer and industrial products and a wide range of automotive components. We also offer very thin Precision Rolled Strip(R) products which range from 0.015 inch to less than 0.0015 inch (0.38 -0.038 mm) thick. Our Precision Rolled Strip(R) products include stainless steel, nickel-based alloys, titanium and titanium alloys, and carbon steel that are used by customers to fabricate a variety of different products ranging from automobile components to photographic, computer, building and construction and consumer products. Approximately 49% by volume of our strip products are shipped directly to end-use customers, with the remainder to service centers, including our own distribution network for flat-rolled strip materials.

     Plate. Stainless steel, nickel-based alloy and titanium alloy plate products are primarily used in industrial equipment that requires cleanability or corrosion-resistant capabilities such as pollution control scrubbers, food processing equipment, pulp and paper equipment, chemical processing equipment, power generation equipment and aerospace applications. We process and distribute stainless steel and nickel alloy plate and titanium and titanium alloy plate products in a wide variety of grades and gauges. Approximately 75% by volume of our plate products are sold to service centers, with the remainder sold directly to end-use customers.

     Silicon Electric Steel. Our grain-oriented silicon electrical steel products are used generally in applications in which electrical conductivity and magnetic properties are important. These products are sold directly to end-use customers, including manufacturers of transformers and communications equipment.

High Performance Metals Segment

     Our High Performance Metals segment produces, converts and distributes a wide range of high performance alloys, including nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, exotic alloys such as zirconium, hafnium, niobium, tantalum, and their related alloys, and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire, coil and seamless tube forms, and zirconium chemicals. Our High Performance Metals segment consists of Allvac, Allvac Ltd (U.K.) and Wah Chang.

     Nickel-, Cobalt- and Titanium-Based Alloys and Superalloys. Our nickel-, iron-, cobalt- and titanium-based alloys and superalloys are engineered to retain exceptional strength and corrosion resistance at temperatures through 2,000 degrees Fahrenheit (1,093 degrees Celsius) and are used in critical, high-stress applications. These products are designed for the high performance requirements of aerospace, oil and gas, power generation, chemical processing, transportation, biomedical, marine and nuclear industries. We permanently idled our high cost titanium sponge facility in the first half of 2001. We now purchase titanium sponge in the open market.

     Exotic Alloys -- Zirconium, Hafnium, Niobium and Tantalum. We are a leading U.S. producer of zirconium, a highly corrosion-resistant metal that is transparent to neutrons. Zirconium is used for fuel tubes and structural parts in nuclear power reactors and for corrosion-resistant chemical industry applications, and is also used in the jewelry and personal hygiene industries. Hafnium, derived as a by-product of zirconium, is principally used for control rods in nuclear reactors due to its ability to absorb neutrons, and as an alloying addition in aerospace applications. We also produce niobium, also known as columbium, in various forms and alloys. The higher quality grades we produce are used as an alloying addition in superalloys for jet engines and for aerospace applications such as rocket and fuel nozzles. Niobium and related alloys are used in applications requiring superconducting characteristics for high-strength magnets, including in medical devices for body-scanning, accelerators for high-energy physics, and fusion energy projects for the generation of electricity. We also produce tantalum, one of the most corrosion-resistant metals, which is used for medical implants, chemical process equipment and aerospace engine components.

Industrial Segment

     The Industrial Products segment's principal business includes the production of tungsten powder, tungsten heavy alloys, tungsten carbide materials and carbide cutting tools. The segment also produces large grey and ductile iron castings and carbon alloy steel forgings. The companies in this segment are Metalworking Products, Casting Service and Portland Forge.

     Cutting Tools and Tungsten Carbide Products. We produce a line of sintered tungsten carbide products that approach diamond hardness for the metalworking, mining, oil and gas, and other industries requiring tools with extra hardness. Cemented carbide products, which may be coated or uncoated, are used as super-hard cutters in the high-speed machining and cutting of steel, high temperature alloys and other applications where hardness and wear resistance are important. Technical developments related to ceramics, coatings and other disciplines are incorporated in these products.

     We also produce tungsten for worldwide markets, starting with numerous and varied tungsten-bearing raw materials and resulting in tungsten and tungsten carbide powders. Previously used cemented carbide parts are also recycled into tungsten carbide powder.

     Forgings and Castings. We forge carbon alloy steels into finished forms that are used in a diverse number of industries. With the latest screw-type forging presses, we produce carbon alloy steel forgings in sizes ranging from one pound to more than 200 pounds.

     We also cast grey and ductile iron metals in sizes ranging from 1,000 pounds to 160,000 pounds and in forms ranging from diesel locomotive engine blocks to housings and parts for power generation equipment, tools, and automobiles.

CAPITAL INVESTMENTS

     The current 2002 capital expenditure plan is approximately $50 million for operational necessities and for completion of capital programs which commenced in 2001.

COMPETITION

     Markets for our products and services in each of our principal business segments are highly competitive. We compete with many manufacturers which, depending on the product involved, range from large diversified enterprises to smaller companies specializing in particular products. Factors that affect our competitive posture are the quality of our products, services and delivery capabilities, our capabilities to produce a wide range of specialty materials in various unique grades, alloys and product forms, our technology capabilities including our research and development efforts, and our marketing strategies and price.

     Our companies face competition from domestic and foreign competitors, a number of which are government subsidized. In 1999, the United States imposed antidumping and countervailing duties on dumped and subsidized imports of stainless steel sheet and strip in coils and stainless steel plate in coils from companies in ten foreign countries. Current administrative reviews by the U.S. Commerce Department are revising the findings at lower duty rates. We continue to monitor unfairly traded imports from foreign producers for appropriate action.

     On March 5, 2002, President Bush announced a decision imposing tariffs on certain steel imports resulting from his June 5, 2001 order for an investigation by the U.S. International Trade Commission ("ITC") under Section 201 of the 1974 Trade Act ("Section 201") related to certain specialty steel products. Section 201 allows the President to restrict imports or impose tariffs on imports that are seriously injuring a domestic industry. Specialty steel products under investigation for the years 1996 through 2000 include stainless steel bar, rod and wire, and tool steel. The ITC found that certain imported products were seriously injuring the domestic industry and in December 2001 made its recommendations to the President for consideration. The ITC did not recommend, and our industry did not seek, that tariffs be imposed on products of the type we produce other than certain tool steels that represent an immaterial portion of our sales. Therefore, we believe that the ITC's decision has minimal impact on our business because of limited applicability to our products.

RAW MATERIALS AND SUPPLIES

     Substantially all parts and materials required in the manufacture of our products are available from more than one supplier and the sources and availability of raw materials essential to its businesses are adequate.

     The principal materials used by us in the production of our specialty materials are scrap (including nickel-, chromium-, titanium- and molybdenum-bearing scrap), nickel, titanium sponge, zirconium sand and sponge, ferrochromium, ferrosilicon, molybdenum and molybdenum alloys, ammonium paratungstate, manganese and manganese alloys, cobalt, niobium and other alloying materials.

     Purchase prices of certain critical raw materials are volatile. As a result, our operating results could be subject to significant fluctuation. For example, since we generally use in excess of 40,000 tons of nickel each year, a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $80 million.

     In addition, certain of these raw materials, such as nickel, cobalt, ferrochromium and titanium sponge, can be acquired by us and our specialty materials industry competitors, in large part, only from foreign sources. Some of these foreign sources are located in countries that may be subject to unstable political and economic conditions, which might disrupt supplies or affect the price of these materials.

     We purchase our nickel requirements principally from producers in Australia, Canada, Norway, Russia, and the Dominican Republic. Zirconium sponge is purchased from a source in France, while zirconium sand is purchased from both U.S. and Australian sources. Cobalt is purchased primarily from producers in Canada. More than 80% of the world's reserves of ferrochromium are located in South Africa, Zimbabwe, Albania, and Kazakhstan. We also purchase titanium sponge from sources in Kazakhstan, Japan and Russia.

EXPORT SALES AND FOREIGN OPERATIONS

     International sales represented approximately 23%, 18%, and 20% of our total sales in 2001, 2000, and 1999, respectively. These figures include export sales by U.S. operations to customers in foreign countries, which accounted for approximately 15%, 12%, and 13% of our total sales in each of 2001, 2000, and 1999, respectively. Our overseas sales, marketing and distribution efforts are aided by international marketing offices or representatives located at various locations throughout the world.

     For 2001, external sales in the United States and Canada represented 77% and 3%, respectively, of total 2001 external sales. Within Europe, external sales to the United Kingdom, France and Germany represented 5%, 4% and 4%, respectively, of total external sales.

     Our Metalworking Products unit manufactures high precision threading, milling, boring and drilling systems for the European market from locations in the United Kingdom, Spain, France, Germany and Switzerland. Our Allvac Ltd unit has manufacturing capabilities in the United Kingdom and has enhanced service to customers by improving the sales and distribution network for our nickel-based alloys, specialty steel and titanium in Europe. In 2000, the STAL joint venture in the People's Republic of China began commercial production of Precision Rolled Strip(R) products. This venture enables us to offer our Precision Rolled Strip(R) products more effectively to markets in China and other Asian countries.

BACKLOG, SEASONALITY AND CYCLICALITY

     Our backlog of confirmed orders was approximately $488.9 million at December 31, 2001 and $559.5 million at December 31, 2000. It is anticipated that approximately 90% of confirmed orders on hand at December 31, 2001 will be fulfilled during the year ended December 31, 2002. Backlog of confirmed orders of the Flat-Rolled Products segment was $105.2 million at December 31, 2001 and $143.5 million at December 31, 2000. It is anticipated that approximately 100% of the confirmed orders on hand at December 31, 2001 for this segment will be fulfilled during the year ending December 31, 2002. Backlog of confirmed orders of the High Performance Metals segment was $377.9 million at December 31, 2001 and $353.5 million at December 31, 2000. It is anticipated that approximately 86% of the confirmed orders on hand at December 31, 2001 for this segment will be fulfilled during the year ending December 31, 2002.

     Generally, sales and operations of our businesses are not seasonal. However, demand for products of our businesses are cyclical over longer periods because specialty materials customers operate in cyclical industries and are subject to changes in general economic conditions.

RESEARCH, DEVELOPMENT AND TECHNICAL SERVICES

     Our management believes that our research and development capabilities give us an edge in developing new products and manufacturing processes that contribute to the profitable growth potential of us on a long-term basis. We conduct research and development at our various operating locations both for our own account and, on a limited basis, for customers on a contract basis. Estimates of the components of research and development for each of our segments for the years ended December 31, 2001, 2000, and 1999 included the following:

(IN MILLIONS)                                                 2001    2000    1999
-------------                                                 -----   -----   -----
Company-Sponsored:
  Flat-Rolled Products......................................  $ 4.5   $ 6.3   $ 7.3
  High Performance Metals...................................    5.0     5.0     5.7
  Industrial Products.......................................    1.8     2.3     2.2
                                                              -----   -----   -----
                                                              $11.3   $13.6   $15.2
                                                              -----   -----   -----
Customer-Sponsored:
  High Performance Metals...................................  $ 2.0   $ 2.0   $ 1.1
                                                              -----   -----   -----
     Total Research and Development.........................  $13.3   $15.6   $16.3
                                                              =====   =====   =====

     With respect to the Flat-Rolled Products and High Performance Metals segments, our research, development and technical service activities are closely interrelated and are directed toward cost reduction, process improvement, process control, quality assurance and control, system development, the development of new manufacturing methods, the improvement of existing manufacturing methods, the improvement of existing products, and the development of new products.

     We own several hundred United States patents, many of which are also filed under the patent laws of other nations. Although these patents, as well as our numerous trademarks, technical information, license agreements, and other intellectual property, have been and are expected to be of value, management believes that the loss of any single such item or technically related group of such items would not materially affect the conduct of our business.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and the management and disposal of hazardous substances, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act; commonly known as Superfund, and comparable state laws. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We are currently involved in the investigation and remediation of a number of current and former sites as well as third party locations sites under these laws. Our reserves for environmental remediation totaled approximately $46.7 million at December 31, 2001. Based on currently available information, management does not believe that future environmental costs in excess of those accrued with respect to sites with which we have been identified are likely to have a material adverse effect on our financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on our financial condition or results of operation.

     With respect to proceedings brought under the federal Superfund laws, or similar state statutes, we have been identified as a PRP at approximately 31 of such sites, excluding those at which we believe we have no future liability. Our involvement is very limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.

     We are a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

EMPLOYEES

     We have approximately 10,700 employees. A portion of our workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), including: approximately 3,700 Allegheny Ludlum production and maintenance employees covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 2007; approximately 325 Oremet employees covered by a collective bargaining agreement with the USWA, which are effective through June 2007; and approximately 660 Wah Chang employees covered by a collective bargaining agreement with the USWA, which is effective through March 31, 2008.

     Generally, agreements that expire may be terminated after notice by the USWA. After termination, the USWA may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could materially adversely affect the Company's operating results. There can be no assurance that we will succeed in concluding collective bargaining agreements with the USWA or other unions to replace those that expire.

                                   MANAGEMENT

     The names, ages and positions held by our executive officers and directors are as follows:

                 NAME                   AGE                   TITLE
                 ----                   ---                   -----
Robert P. Bozzone.....................  68    Chairman of the Board and Director
James L. Murdy........................  63    President and Chief Executive Officer
                                              and Director
Douglas A. Kittenbrink................  46    Executive Vice President and Chief
                                              Operating Officer and President of
                                              Allegheny Ludlum Corporation
Jack W. Shilling......................  58    Executive Vice President, Strategic
                                              Initiatives and Technology and Chief
                                              Technology Officer
Jon D. Walton.........................  59    Senior Vice President, Chief Legal and
                                              Administrative Officer
Richard J. Harshman...................  45    Senior Vice President, Finance and
                                              Chief Financial Officer
Terry L. Dunlap.......................  42    Vice President, Procurement,
                                              Information Technology and Chief
                                              Information Officer
Robert S. Park........................  57    Vice President, Treasurer
Dale G. Reid..........................  46    Vice President, Controller and Chief
                                              Accounting Officer
Paul S. Brentlinger...................  74    Director
Frank V. Cahouet......................  69    Director
Diane C. Creel........................  53    Director
James C. Diggs........................  53    Director
C. Fred Fetterolf.....................  73    Director
George J. Kourpias....................  69    Director
W. Craig McClelland...................  67    Director
William G. Ouchi......................  58    Director
Charles J. Queenan, Jr. ..............  71    Director
James E. Rohr.........................  53    Director

     Set forth below is certain biographical information with respect to our executive officers and directors.

     Robert P. Bozzone has been Chairman of the Board since December 2000 and was President and Chief Executive Officer from December 2000 until July 2001. Mr. Bozzone also served as Vice Chairman of the Company beginning in August 1996 and was Vice Chairman of Allegheny Ludlum Corporation from August 1994 to August 1996. Previously, he was President and Chief Executive Officer of Allegheny Ludlum Corporation. Mr. Bozzone also serves on the boards of DQE, Inc., whose principal subsidiary is Duquesne Light Company, Teledyne Technologies Incorporated and Water Pik Technologies, Inc. (Chairman of the Board).

     James L. Murdy has been President and Chief Executive Officer since July 2001. He served as Executive Vice President from September 2000 to July 2001 and as Executive Vice President, Finance and Administration and Chief Financial Officer from December 1996 to September 2000. He served as Senior Vice President-Finance and Chief Financial Officer from August 1996 to December 1996, having previously served as the Senior Vice President-Finance and Chief Financial Officer of Allegheny Ludlum Corporation. Mr. Murdy is also a director of Federated Investors, Inc.

     Douglas A. Kittenbrink has been Executive Vice President and Chief Operating Officer since July 2001. Mr. Kittenbrink served as President of Allegheny Ludlum since April 2000. Previously, he served as Senior Vice President Manufacturing, Engineering, Information Technology and Production Control of Allegheny Ludlum. He also served as Vice President, Engineering and Information Technology of Allegheny Ludlum from August 1994 to January 1998.

     Jack W. Shilling has been Executive Vice President, Strategic Initiatives and Technology and Chief Technology Officer since July 2001. He served as President of the High Performance Metals Group from April 2000 to July 2001. Previously he served as President of Allegheny Ludlum. He also served as Executive Vice President of Allegheny Ludlum from 1996 to 1998.

     Jon D. Walton has been Senior Vice President, Chief Legal and Administrative Officer since July 2001. He was Senior Vice President, General Counsel and Secretary from August 1997 to July 2001. Previously he served as Vice President, General Counsel and Secretary of the Company from August 1996 to August 1997, and served in the same capacity as an officer of Allegheny Ludlum.

     Richard J. Harshman has been Senior Vice President, Finance and Chief Financial Officer since December 2001 and served as Vice President, Finance and Chief Financial Officer from December 2000 to December 2001. Between September 2000 and December 2000, Mr. Harshman served as Vice President, Controller and Acting Chief Financial Officer. Previously, he had been Vice President, Investor Relations and Corporate Communications from July 1998, and prior thereto, Senior Vice President, Finance and Administration, at Allvac from October 1995 to June 1998.

     Terry L. Dunlap has been Vice President, Procurement, Information Technology and Chief Information Officer since November 2001. From March 2000 through November 2001, he served as Vice President, e-Business. Prior to then, he had been General Manager, Sheet Products for Allegheny Ludlum from 1998. Mr. Dunlap previously served in a number of management positions with Allegheny Ludlum. Mr. Dunlap is a member of Mr. Bozzone's immediately family.

     Robert S. Park has been Vice President, Treasurer since August 1996. From May 1994 to August 1996, Mr. Park served as Vice President, Treasurer of Allegheny Ludlum. Previously, he served as Treasurer of Allegheny Ludlum.

     Dale G. Reid has been Vice President, Controller and Chief Accounting Officer since December 2000, as well as from May 1997 to September 2000. In the interim he served as Vice President, Finance for Allegheny Ludlum. He had served as Controller of the Company from August 1996 to September 2000. Mr. Reid previously served as Chief Accounting Officer and Controller of Teledyne, Inc.

     Paul S. Brentlinger, a director, is a Partner in Morgenthaler, a venture capital group headquartered in Cleveland, Ohio and Menlo Park, California. He also is a Director of Teledyne Technologies Incorporated.

     Frank V. Cahouet, a director, was Chairman, President and Chief Executive Officer of Mellon Financial Corporation, a bank holding company, and Mellon Bank, N.A., a banking corporation, until his retirement in December 1998. Mr. Cahouet also serves on the boards of Avery Dennison Corporation, Korn/Ferry International, Saint-Gobain Corporation and Teledyne Technologies Incorporated.

     Diane C. Creel, a director, is the Chief Executive Officer and President of Earth Tech, an international consulting engineering firm and a unit of Tyco International Ltd. Ms. Creel also serves on the Board of the Corporations and Trusts which comprise the Fixed Income Funds of the American Funds Group, and the boards of Goodrich Corporation and Teledyne Technologies Incorporated.

     James C. Diggs, a director, has been Senior Vice President and General Counsel of PPG Industries, Inc., a producer of coatings, glass and chemicals, since 1997. Mr. Diggs was previously Vice President and Assistant General Counsel of TRW, Inc.

     C. Fred Fetterolf, a director, was President and Chief Operating Officer of Alcoa, Inc., prior to his retirement in 1991. Mr. Fetterolf also serves on the boards of Commonwealth Industries, Inc., Dentsply International Inc. and Teledyne Technologies Incorporated.

     George J. Kourpias, a director, was International President, International Association of Machinists and Aerospace Workers, prior to his retirement in 1997. Mr. Kourpias additionally serves on the board of directors of Northwest Airlines Corporation.

     W. Craig McClelland, a director, was Chairman and Chief Executive Officer of Union Camp Corporation, a manufacturer of paper products, prior to his retirement in 1999. Mr. McClelland also is a director of International Paper Company, The PNC Financial Services Group, Inc. and Water Pik Technologies, Inc.

     William G. Ouchi, a director, currently is the Sanford & Betty Sigoloff Professor in Corporate Renewal, The Anderson Graduate School of Management, University of California at Los Angeles. From 1998 to June 2000, Dr. Ouchi also served as the Vice Dean and Faculty Director of Executive Education Programs, The Anderson Graduate School of Management, University of California at Los Angeles. Dr. Ouchi also serves on the boards of directors of First Federal Bank of California, Semipro Energy and Water Pik Technologies, Inc.

     Charles J. Queenan, Jr., a director, is Senior Counsel of Kirkpatrick & Lockhart LLP, attorneys-at-law. Prior to January 1996, Mr. Queenan was a partner of Kirkpatrick & Lockhart LLP. Mr. Queenan also serves as a director of Crane Co., Teledyne Technologies Incorporated and Water Pik Technologies, Inc.

     James E. Rohr, a director, has been Chairman, President and Chief Executive Officer of The PNC Financial Services Group, Inc. since May 1, 2001. He has been President since 1992 and assumed the additional position of Chief Executive Officer in May 2000. Mr. Rohr also serves on the boards of directors of Black Rock, Inc., Equitable Resources, Inc., The PNC Financial Services Group, Inc. and Water Pik Technologies, Inc.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     We issued the old notes on December 18, 2001 in a private placement to a limited number of qualified institutional buyers, as defined under the Securities Act. In connection with this issuance, we entered into the indenture and the registration rights agreement. These agreements require that we file a registration statement under the Securities Act with respect to the registered notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of registered notes. These registered notes will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold by you without registration under the Securities Act. After we complete the exchange offer, our obligations with respect to the registration of the notes will terminate, except as provided in the last paragraph of this section. A copy of the indenture relating to the notes and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, if you are not our "affiliate" within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that registered notes to be issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act. This interpretation, however, is based on your representation to us that:

          (1) the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

          (2) you are not engaging in and do not intend to engage in a distribution of the registered notes to be issued to you in the exchange offer; and

          (3) you have no arrangement or understanding with any person to participate in the distribution of the registered notes to be issued to you in the exchange offer.

     If you tender your old notes in the exchange offer for the purpose of participating in a distribution of the registered notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the Commission. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives registered notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those registered notes. See "Plan of Distribution."

     If you (i) will not, under applicable law, receive freely tradeable registered notes in the exchange offer, (ii) are not eligible to participate in the exchange offer, (iii) may not sell the registered notes to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales, or (iv) are a broker-dealer that holds old notes that are a part of an unsold allotment from the original sale of the old notes, you can elect, by indicating on the letter of transmittal and providing certain additional necessary information, to have your old notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective until the earliest of (a) two years from the date the old notes were originally issued or (b) the date on which all the notes registered under the shelf registration statement are disposed in accordance with the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See " -- Procedures for Tendering" below.

     We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each of those holders when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder selling notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to that holder (including certain indemnification obligations).

     Under the registration rights agreement we will pay additional cash interest on the applicable notes, subject to certain exceptions:

     (1) if the exchange offer registration statement is not declared effective by the Commission on or prior to the 150th day after the date the notes were issued,

     (2) if the exchange offer is not consummated on or before the 180th day after the date the notes are issued,

     (3) if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the Commission on or prior to the 30th day after the filing obligation arises,

     (4) if obligated to file the shelf registration statement, the shelf registration statement is not declared effective on or prior to the 90th day after the obligation to file the shelf registration statement arises, or

     (5) after the exchange offer registration statement or the shelf registration statement, as the case may be, is effective, that registration statement thereafter ceases to be effective or usable (subject to certain exceptions);

(each such event referred to in clauses (1) through (5) above, a "Registration Default") from and including the date on such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

     The rate of additional interest will be at the rate of 0.25% per annum for the first 90-day period immediately following the occurrence of the Registration Default regardless of the number of Registration Defaults (and the rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period), until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.00% per annum. We will pay the additional interest on regular interest payment dates. The additional interest will be in addition to any other interest payable from time to time with respect to the notes.

     All references in the indenture, in any context, to any payment of principal, purchase prices in connection with a purchase of notes, and interest or any other amount payable on or with respect to any of the notes, shall be deemed to include payment of any additional cash interest pursuant to the registration rights agreement.

CONSEQUENCES OF FAILURE TO EXCHANGE

     After we complete the exchange offer, if you have not tendered your old notes, you will not have any further registration rights, except as set forth above. Your old notes will continue to be subject to certain restrictions on transfer. Therefore, the liquidity of the market for your old notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 principal amount.

     The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes to be issued in the exchange offer have been registered under the Securities Act and will not bear legends restricting their transfer. The registered notes will be issued pursuant to, and entitled to the benefits of, the indenture. The indenture also governs the old notes. The registered notes and the old notes will be deemed one issue of notes under the indenture.

     As of the date of this prospectus, $300.0 million in aggregate principal amount of 8.375% notes due 2011 were outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the old notes. You do not have any appraisal or dissenters' rights in connection with the exchange offer under the General Corporation Law of the State of Delaware or the indenture. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities and Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Commission promulgated under the Exchange Act.

     We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the tendering holders for the purpose of receiving the registered notes from us. If we do not accept any tendered notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted old notes, without expense, to the tendering holder as promptly as practicable after the expiration date.

     You will not be required to pay brokerage commissions or fees or, except as set forth below under " -- Transfer Taxes," transfer taxes with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See " -- Fees and Expenses" below.

EXPIRATION DATE; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on
          , 2002, unless we determine, in our sole discretion, to extend the exchange offer, in which case, it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, although we reserve the right to do so. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

     We also reserve the right, in our sole discretion,

          (1) to delay accepting any old notes or, if any of the conditions set forth below under " -- Conditions" have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of such delay or termination to the exchange agent, or

          (2) to amend the terms of the exchange offer in any manner by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies.

     We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer. We will notify you as promptly as we can of any extension, termination or amendment.

PROCEDURES FOR TENDERING

  Book-Entry Interests

     The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

     If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

          (1) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

          (2) a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

     In addition, in order to deliver old notes held in the form of book-entry interests:

          (1) a timely confirmation of book-entry transfer of such notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under " -- Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

          (2) you must comply with the guaranteed delivery procedures described below.

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

  Certificated Old Notes

     Only registered holders of certificated old notes may tender those notes in the exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under " -- Exchange Agent." In addition, in order to validly tender your certificated old notes:

          (1) the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

          (2) you must comply with the guaranteed delivery procedures described below.

  Procedures Applicable to All Holders

     If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

     If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

          (1) old notes tendered in the exchange offer are tendered either

             (A) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or

             (B) for the account of an eligible institution; and

          (2) the box entitled "Special Registration Instructions" on the letter of transmittal has not been completed.

     If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

     If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

     If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

     We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

     You must cure any defects or irregularities in connection with tenders of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

          (1) you improperly tender your old notes;

          (2) you have not cured any defects or irregularities in your tender;
     and

          (3) we have not waived those defects, irregularities or improper tender.

In this event, the exchange agent will return your notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

     In addition, we reserve the right in our sole discretion to:

          (1) purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

          (2) terminate the exchange offer; and

          (4) to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

     The terms of any of these purchases or offers could differ from the terms of the exchange offer.

     By tendering, you will represent to us that, among other things:

          (1) the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business;

          (2) you are not engaging in and do not intend to engage in a distribution of the registered notes to be acquired by you in the exchange offer;

          (3) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes to be acquired by you in the exchange offer; and

          (4) you are not our "affiliate," as defined under Rule 405 of the Securities Act.

     In all cases, issuance of registered notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

  Guaranteed Delivery Procedures

     If you desire to tender your old notes and your old notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

          (1) you tender through an eligible financial institution;

          (2) on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

          (3) the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

     The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

          (1) your name and address;

          (2) the amount of old notes you are tendering; and

          (3) a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

             (A) the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

             (B) a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

             (C) any other documents required by the letter of transmittal.

BOOK-ENTRY TRANSFER

     The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's account at DTC in accordance with DTC's procedures for transfer.

     If one of the following situations occur:

          (1) you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent's account at DTC; or

          (2) you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

WITHDRAWAL RIGHTS

     You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under " -- Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

     The notice of withdrawal must:

          (1) state your name;

          (2) identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

          (3) be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

          (4) specify the name in which the old notes are to be registered, if different from yours.

     We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under " -- Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

CONDITIONS

     Notwithstanding any other provision of the exchange offer and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue registered notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of any old notes for exchange any of the following events occur:

          (1) any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

          (2) the exchange offer violates any applicable law or any applicable interpretation of the staff of the Commission.

     These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any of those old notes, if at the time the old notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

     The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

EXCHANGE AGENT

     We have appointed The Bank of New York as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

     By Registered or Certified Mail, by Hand or by Overnight Courier:

                              The Bank of New York
                           Corporate Trust Department
                              Reorganization Unit
                          15 Broad Street - 16th Floor
                               New York, NY 10007
                                         Attention: Santino Ginocchietti
By Facsimile: (212) 235-2261                        By Telephone: (212) 235-2358
Attention: Santino Ginocchietti

     The exchange agent also acts as trustee under the indenture.

FEES AND EXPENSES

     We will not pay brokers, dealers, or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

     We will pay the estimated cash expenses to be incurred in connection with the exchange offer. These are estimated in the aggregate to be approximately
$          which includes fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

TRANSFER TAXES

     You will not be obligated to pay any transfer taxes in connection with a tender of your old notes for exchange unless you instruct us to register registered notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

ACCOUNTING TREATMENT

     We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the registered notes under generally accepted accounting principles.

                      DESCRIPTION OF THE REGISTERED NOTES

     The following description is only a summary of certain provisions of the indenture and the registered notes that we consider material. You can receive a copy of the indenture upon request to us at the address set forth under "Where You Can Find More Information."

GENERAL

     We will issue the registered notes under an indenture between us and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The registered notes will be issued in an initial aggregate principal amount of $300,000,000. The registered notes will mature on December 15, 2011. Interest on the registered notes will accrue at the rate of 8.375% per annum.

     We will pay interest on the registered notes semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2002, to the holders of record of the notes on the immediately preceding June 1 and December 1.

     The registered notes will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinated in right of payment to any of our existing and future senior secured indebtedness to the extent of the assets securing that indebtedness.

     We may from time to time, without notice to or consent of the holders, issue additional notes of the same tenor, coupon and other terms as the notes, so that such notes and the notes offered hereby shall form a single series.

     The registered notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

OPTIONAL REDEMPTION

     We may redeem the notes, in whole or in part, at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes, plus accrued and unpaid interest thereon to the date of redemption; or

     - the sum of the remaining scheduled payments of principal of and interest on the notes being redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to its present value as of the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, as determined by the Quotation Agent, plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.


     Our decision whether to redeem the notes will be based on a number of factors, including available cash and other financial resources, then-prevailing capital market and general economic conditions and other factors deemed relevant by our Board of Directors taking into consideration any redemption premium that would be payable described above. Taking into account these factors, we could determine to redeem the notes if we believed it was financially beneficial for us to do so. Because of the amount of the redemption premium that we would be required to pay upon an optional redemption of the notes, we do not currently foresee circumstances under which it would be financially beneficial for us to do so.


     If less than all of the notes are to be redeemed at any time, selection of the notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate. No notes of a principal amount of $1,000 or less will be redeemed in part.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable

Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means (i) each of J.P. Morgan Securities Inc. and Banc of America Securities LLC and their respective successors and three other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us. However, if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

CERTAIN COVENANTS

          The indenture contains certain covenants, including, among others, the following;

  Limitations on Liens

     The indenture provides that we will not, and will not permit any of our Domestic Subsidiaries, directly or indirectly, to issue, assume or guarantee any Debt if that Debt is secured by any Lien upon any Principal Property (or portion thereof) of ours or of any Domestic Subsidiary or any shares of stock or indebtedness of any Domestic Subsidiary, whether owned at the date of the indenture or thereafter acquired, without effectively securing the notes equally and ratably with that Debt, so long as such Debt is so secured. The foregoing restriction does not apply to:

     (1) Liens on any property acquired, constructed or improved by us or any Domestic Subsidiary after December 18, 2001, which are created or assumed contemporaneously with or within three years after its acquisition, or completion of construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within that three-year period) to secure or provide for the payment of the purchase price or cost thereof, or Liens existing on any property at the time of its acquisition;

     (2) Liens existing on any property, shares of stock or indebtedness acquired from a Person merged with or into us or a Domestic Subsidiary after December 18, 2001;

     (3) with respect to any corporation that becomes a Domestic Subsidiary after December 18, 2001, Liens on property of, or shares of stock or indebtedness issued by, any such corporation existing at the time it becomes a Domestic Subsidiary and not incurred in connection with or in anticipation of such corporation becoming a Domestic Subsidiary;

     (4) Liens to secure Debt of a Domestic Subsidiary owed to us or Debt of one of our Domestic Subsidiaries owed to another Domestic Subsidiary;

     (5) Liens in favor of governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

     (6) any Lien existing on December 18, 2001; or

     (7) Liens for the sole purpose of extending, renewing or replacing Debt, in whole or in part, secured by any Lien referred to in the foregoing clauses (1) to (6), inclusive, provided, however, that the principal amount of Debt secured by that Lien shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to the property that secured the Lien so extended, renewed or replaced (plus improvements on such property).

     The limitation on liens shall not apply to the issuance, assumption or guarantee by us or any Domestic Subsidiary of Debt secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other Debt of ours and our Domestic Subsidiaries secured by Liens (not including Liens permitted under the foregoing exceptions) and the Attributable Debt with respect to Sale and Leaseback Transactions existing at that time (other than Sale and Leaseback Transactions in which the property involved would have been permitted to be subject to a Lien under clause
(1) above) does not exceed 10% of Consolidated Net Tangible Assets.

  Limitations on Sale and Leaseback Transactions

     We and our Domestic Subsidiaries are prohibited from entering into Sale and Leaseback Transactions unless:

          (a) We or such Domestic Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property to be leased without equally and ratably securing the notes, pursuant to clauses (1)-(7) under "Limitations on Liens"; or the Attributable Debt with respect thereto would be an amount permitted under the last sentence under "Limitations on Liens"; or

          (b) We or such Domestic Subsidiary shall, within 180 days of the effective date of any such arrangement apply an amount equal to the proceeds from such Sale and Leaseback Transaction to the payment or other retirement of Debt that ranks senior to or equal with the notes (other than, in either case, Debt owed by us or any Subsidiary); or to the purchase of other Principal Property.

  Limitation on Guarantees

     We and our Domestic Subsidiaries are prohibited from entering into any agreement pursuant to which any such Domestic Subsidiary guarantees the payment of Debt incurred by us without providing that the notes be equally and ratably guaranteed by such Domestic Subsidiary.

MERGER, CONSOLIDATION, OR SALE OR CONVEYANCE OF ASSETS

     We may not consolidate or merge with or into any other Person or sell, assign, convey or transfer or otherwise dispose of all or substantially all of our properties and assets to any Person, unless:

          (1) the successor Person shall be a Person (if not Allegheny Technologies) organized and existing under the laws of the United States, any State thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture satisfactory to the trustee, the due and punctual payment of the principal of, premium on, and interest on the notes and the performance of every covenant in the indenture on our part;

          (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

          (3) we shall have delivered to the trustee an officer's certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with clauses
     (1) and (2) above.

     In the case of any consolidation, merger, conveyance or transfer, the successor Person will succeed to and be substituted for Allegheny Technologies as obligor on the notes, with the same effect as if it had been named in the indenture as Allegheny Technologies.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following is an Event of Default with respect to the registered notes:

          (1) default for 30 days in the payment of interest on the notes;

          (2) default in payment when due of principal of, or premium, if any, on the notes;

          (3) our failure to comply with any covenant or warranty in the indenture for a period of 90 days after notice is provided to us by the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes; and

          (4) certain events of bankruptcy, insolvency and reorganization with respect to us.

     If an Event of Default occurs (other than an Event of Default of the type described in clause (4) above) and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal of, and accrued but unpaid interest on, all the notes to be due and payable immediately, and if an Event of Default of the type described in clause (4) above occurs, the principal of, and accrued but unpaid interest on the notes will become immediately due and payable; however, in the case of Event of Default specified in clause (3) upon certain conditions such declarations may be annulled and past defaults may be waived (except for defaults in the payment of principal, any premium on, or any interest on the notes) by the holders of a majority of the aggregate principal amount of notes then outstanding.

     Subject to certain limitations, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may, upon the advice of counsel refuse to follow any direction that conflicts with the law or the indenture or that the trustee determines is unduly prejudicial to the holders or that would involve the trustee in personal liability.

     The indenture will provide that if an uncured default is known to the trustee, the trustee must give to each holder notice of the default within 90 days after it occurs. However, in the case of default in the payment of principal of, any premium on, or interest on any note, the trustee may withhold notice if it in good faith determines that withholding notice is in the interest of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating that to the best of the knowledge of the signatory we are not in default in the performance and observance of the terms of the indenture or, if we are in default, specifying such default.

MODIFICATIONS

     The indenture or the rights of the holders may be modified by us and the trustee with the consent of at least a majority of the aggregate principal amount of the outstanding notes. However, no such modification shall, without the consent of each holder affected thereby:

     - change the stated maturity of the principal of, or any premium on, or any installment of interest on, any notes;

     - reduce the principal amount of, premium, if any, or interest on any notes;

     - reduce the amount payable upon the redemption of the note or change the time at which any note may be redeemed;

     - change the method or date of computing the amount of principal of or interest on the notes;

     - change the place or currency of payment of principal of or interest on the notes;

     - impair the right to institute suit for the enforcement of any payment on or after the stated maturity date or redemption date;

     - reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for the waiver of certain defaults; or

     - modify any of the provisions of certain sections of the indenture including the provisions summarized by this paragraph.

DEFEASANCE AND DISCHARGE

     The indenture provides that we will be Discharged from all obligations in respect of the notes (except for, among other things, certain obligations to register the transfer or exchange of the notes, replace stolen, lost or mutilated notes, maintain paying agencies and old moneys or payment in trust) if we have irrevocably deposited with the trustee, in trust for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Governmental Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and additional interest, if any, on the outstanding notes on the stated maturity date or any redemption date selected by us.

     The defeasance and discharge will become effective after we, among other things, have delivered to the trustee an opinion of counsel confirming that the deposit and related defeasance will not cause the holders of the notes to recognize gain or loss for federal income tax purposes, or a copy of a ruling or other formal statement or action to such effect received from or published by the Internal Revenue Service.

DEFEASANCE OF CERTAIN OBLIGATIONS

     The indenture provides that we may at our option omit to comply with the restrictive covenants of the indenture described above under "Certain Covenants" if we have irrevocably deposited with the trustee, in trust for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Governmental Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and additional interest, if any, on the outstanding notes on the stated maturity date or any redemption date selected by us.

     Despite such deposit and covenant defeasance, our primary liability to pay all outstanding notes shall survive until the payment of all principal thereof and interest due thereon.

CONCERNING THE TRUSTEE

     The Bank of New York is the trustee under the indenture and is an affiliate of BNY Capital Markets, Inc., one of the initial purchasers in the original private placement of the old notes.

     The indenture provides that if an Event of Default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. The trustee will be under no obligation to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the indenture unless it has reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is assured to it.

CERTAIN DEFINITIONS

     "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined by us in good faith) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by the lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of that lease (including any period for which that lease has been extended or may, at the option of the lessor, be extended).

     "Consolidated Net Tangible Assets" means the total of all the assets appearing on the Consolidated Balance Sheet of the Company and its Subsidiaries, less the following: (A) current liabilities; (B) intangible assets such as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense; and (C) appropriate adjustments on account of minority interests of other persons holding stock in any Subsidiary of the Company.

     "Debt" means indebtedness for money borrowed.

     "Discharged" means that we shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the notes and to have satisfied all the obligations under the indenture relating to the notes (and the trustee, at our expense, shall execute proper instruments acknowledging the same), except (A) rights of registration of transfer and exchange, and our right of optional redemption, if any; (B) substitution of mutilated, defaced, destroyed, lost or stolen notes; (C) rights of holders to receive from the defeasance trust, payments of principal of, and premium (not relating to optional redemption), if any, and interest on the notes; (D) the rights, obligations and immunities of the trustee under the indenture and (E) the rights of the holders as beneficiaries thereof with respect to the property so deposited with the trustee payable to all or any of them.

     "Domestic Subsidiary" means a Subsidiary formed under the laws of, or conducting its principal operations within, the United States or any State or territory thereof.

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind, excluding certain liens relating to taxes, easements and similar liens arising in the ordinary course of business.

     "Person" means an individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any manufacturing plant or other similar facility owned by the Company or any Domestic Subsidiary, the book value of the real property, plant and equipment of which (as shown, without deduction of any depreciation reserves, on the books of the owner or owners) is not less than two percent of Consolidated Net Tangible Assets except (A) any such plant or facility which our Board of Directors determines is not of material importance to the total business conducted, or assets owned, by the Company and its Domestic Subsidiaries as an entirety, or (B) any portion of any such plant or facility which our Board of Directors determines not to be of material importance to the use or operation thereof.

     "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing to the Company or any Domestic Subsidiary of any Principal Property or portion thereof (except for temporary leases for a term, including any renewal thereof, of not more than 36 months and except for leases between the Company and a Subsidiary or between Subsidiaries), which Principal Property (or portion thereof) has been or is to be sold or transferred by the Company or such Domestic Subsidiary to such Person.

     "Subsidiary" means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by such Person and one or more Subsidiaries of such Person (or combination thereof). Unless otherwise specified, "Subsidiary" means a Subsidiary of the Company.

FORM OF REGISTERED NOTES

     The certificates representing the registered notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the registered notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee, in the form of a global note. Holders of the registered notes will own book-entry interests in the global note evidenced by records maintained by DTC.

     Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if

          (1) DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary within 90 days,

          (2) we provide for the exchange pursuant to the terms of the indenture, or

          (3) we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the Trustee instructions to that effect.

     As of the date of this prospectus, no certificated notes are issued and outstanding.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the exchange of old notes for registered notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of old notes who hold the old notes as "capital assets" (in general, assets held for investment). Special situations, such as the following, are not addressed:

     - tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

     - tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

     - tax consequences to holders whose "functional currency" is not the U.S. dollar;

     - tax consequences to persons who hold notes through a partnership or similar pass-through entity;

     - U.S. federal gift tax, estate tax (except as to non-United States holders) or alternative minimum tax consequences, if any; or

     - any state, local or foreign tax consequences.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

CONSEQUENCES OF TENDERING NOTES

     The exchange of your old notes for registered notes in the exchange offer will not constitute an exchange for federal income tax purposes. Accordingly, the exchange offer will have no federal income tax consequences to you if you exchange your old notes for registered notes. For example, there will be no change in your tax basis and your holding period should carry over to the registered notes. In addition, the federal income tax consequences of holding and disposing of your registered notes will be the same as those applicable to your old notes.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE EXCHANGE OFFER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING OLD NOTES FOR REGISTERED NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives registered notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of registered notes received in the exchange offer, where such notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of registered notes by broker-dealers. Notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such registered notes. Any broker-dealer that resells registered notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of such notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchasers of the old notes, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the notes has been passed upon for us by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of Allegheny Technologies Incorporated incorporated by reference in Allegheny Technologies Incorporated's Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a registration statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "registration statement") under the Securities Act. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement. The registration statement also includes as exhibits contracts, agreements and other documents that are described in this prospectus. We urge you to read those contracts, agreements and other documents in their entirety.

     We also file annual, quarterly and current reports, proxy statements and other information with the Commission. You can inspect and copy the registration statement and these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on its public reference room. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Commission allows us to incorporate by reference the information we file with it. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information contained in this prospectus. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001, our Current Reports on Form 8-K dated April 17, 2002 and May 3, 2002 and any future documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering pursuant to this prospectus.


     For a more complete understanding and description of each contract, agreement and other document referred to in this prospectus, we encourage you to read the entire contract, agreement or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents which are referred to in this prospectus.

     You may request a copy of these filings at no cost by contacting us at:
Allegheny Technologies Incorporated, 1000 Six PPG Place, Pittsburgh, PA 15222-5479, Attention: Jon D. Walton, Senior Vice President, Chief Legal and Administrative Officer, or telephoning us at (412) 394-2800.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against liabilities, costs and expenses actually and reasonably incurred by him in his capacity as a director or officer or arising out of such action, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. No indemnification may be provided where the director, officer, employee or agent has been adjudged by a court, after exhaustion of all appeals, to be liable to the corporation, unless a court determines that the person is entitled to such indemnity. Article EIGHT of our Restated Certificate of Incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at our request as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. We are also authorized to maintain insurance on behalf of any director, officer, employee or agent of the Company or another entity against any expense, liability or loss whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

     Section 102(b)(7) of the DGCL permits a corporation to relieve its directors from personal liability for monetary damages to the corporation or its stockholders for breaches of their fiduciary duty as directors except for (i) a breach of the duty of loyalty, (ii) failure to act in good faith, (iii) intentional misconduct or knowing violation of law, (iv) willful or negligent violations of certain provisions of the DGCL (Sections 174, 160 and 173) imposing certain requirements with respect to stock purchases, redemptions and dividends or (v) any transaction from which the director derived an improper personal benefit. Article SEVEN of our Restated Certificate of Incorporation provides, among other things, that the personal liability of our directors is so eliminated.

ITEM 21.  EXHIBITS.

(a) The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Separation and Distribution Agreement dated November 29,
          1999 among Allegheny Teledyne Incorporated (now known as
          Allegheny Technologies Incorporated), TDY Holdings, LLC,
          Teledyne Industries, Inc., and Teledyne Technologies
          Incorporated (incorporated by reference to Exhibit 2.1 to
          Registrant's Current Report on Form 8-K dated November 29,
          1999 (File No. 1-12001)).
  2.2     Separation and Distribution Agreement dated November 29,
          1999 among Allegheny Teledyne Incorporated (now known as
          Allegheny Technologies Incorporated), TDY Holdings, LLC,
          Teledyne Industries, Inc., and Water Pik Technologies, Inc.
          (incorporated by reference to Exhibit 2.2 to Registrant's
          Current Report on Form 8-K dated November 29, 1999 (File No.
          1-12001)).
  2.3     Purchase Agreement dated as of December 13, 2001 among
          Allegheny Technologies Incorporated and the Initial
          Purchasers listed therein (previously filed).
  3.1     Certificate of Incorporation of Allegheny Technologies
          Incorporated, as amended, (incorporated by reference to
          Exhibit 3.1 to the Registrant's Report on Form 10-K for the
          year ended December 31, 1999 (File No. 1-12001)).
  3.2     Amended and Restated Bylaws of Allegheny Technologies
          Incorporated (incorporated by reference to Exhibit 3.2 to
          the Registrant's Report on Form 10-K for the year ended
          December 31, 1998 (File No. 1-12001)).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Credit Agreement dated as of December 31, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Report on
          Form 10-K for the year ended December 31, 2001 (File No.
          1-12001)).
  4.2     Indenture, dated as of December 18, 2001, between Allegheny
          Technologies Incorporated and The Bank of New York, as
          trustee (previously filed).
  4.3     Form of 8.375% Note Due 2011 (included in Exhibit 4.2).
  4.4     Indenture dated as of December 15, 1995 between Allegheny
          Ludlum Corporation and The Chase Manhattan Bank (National
          Association), as trustee (relating to Allegheny Ludlum
          Corporation's 6.95% Debentures due 2025) (incorporated by
          reference to Exhibit 4(a) to Allegheny Ludlum Corporation's
          Report on Form 10-K for the year ended December 31, 1995
          (File No. 1-9498)), and First Supplemental Indenture by and
          among Allegheny Technologies Incorporated, Allegheny Ludlum
          Corporation and The Chase Manhattan Bank (National
          Association), as Trustee, dated as of August 15, 1996
          (incorporated by reference to Exhibit 4.1 to Registrant's
          Current Report on Form 8-K dated August 15, 1996 (File No.
          1-12001)).
  4.5     Rights Agreement dated March 12, 1998, including Certificate of Designation for Series A Junior Participating Preferred
          Stock as filed with the State of Delaware on March 13, 1998
          (incorporated by reference to Exhibit 1 to the Registrant's
          Current Report on Form 8-K dated March 12, 1998 (File No.
          1-12001)).
  4.6     Issuing and Paying Agency Agreement dated as of January 25,
          2002 between Allegheny Technologies Incorporated and JP
          Morgan Chase Bank (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12001)).
  4.7     Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and Chase Securities,
          Inc. dated as of November 2, 2000 (incorporated by reference to Exhibit 4.5 to the Registrant's Report on Form 10-K for
          the year ended December 31, 2001 (File No. 1-12001)).
  4.8     First Amendment dated as of January 25, 2002 to the
          Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and J. P. Morgan
          Securities, Inc. (formerly "Chase Securities, Inc.") dated
          November 2, 2000 (incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12001)).
  4.9     Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and Goldman, Sachs & Co.
          dated as of November 2, 2000 (incorporated by reference to
          Exhibit 4.6 to the Registrant's Report on Form 10-K for the
          year ended December 31, 2000 (File No. 1-12001)).
 4.10     First Amendment dated as of January 25, 2002 to the
          Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and Goldman, Sachs & Co.
          dated November 2, 2000 (incorporated by reference to Exhibit
          4.10 to the Registrant's Report on Form 10-K for the year
          ended December 31, 2001 (File No. 1-12001)).
 4.11     Exchange and Registration Rights Agreement, dated as of
          December 18, 2001, among Allegheny Technologies Incorporated and the initial purchasers listed therein (incorporated by reference to Exhibit 4.11 to the Registrant's Report on Form
          10-K for the year ended December 31, 2001 (File No.
          1-12001)).
 4.12     Form of 8.375% Exchange Note Due 2011 (previously filed).
  5.1     Opinion of Kirkpatrick & Lockhart LLP as to the legality of the securities being registered (previously filed).
 12.1     Statement regarding calculation of earnings to fixed charges
          (previously filed).
 21.1     Subsidiaries of the Registrant (incorporated by reference to
          Exhibit 21.1 to Registrant's Annual Report on Form 10-K for
          the year ended December 31, 2001).
 23.1     Consent of Ernst & Young LLP (previously filed).
 23.2     Consent of Kirkpatrick & Lockhart LLP (included in Exhibit
          5.1).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 24.1     Power of Attorney (previously filed).
 25.1     Form T-1 statement of eligibility under the Trust Indenture
          Act of 1939 of the Bank of New York, as trustee (previously filed).
 99.1     Letter of Transmittal (previously filed).
 99.2     Notice of Guaranteed Delivery (previously filed).
 99.3     Form of Exchange Agent Agreement (previously filed).

ITEM 22.  UNDERTAKINGS.

 The undersigned registrant hereby undertakes:

     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on May 7, 2002.


                                          ALLEGHENY TECHNOLOGIES INCORPORATED

                                          By:        /s/ JAMES L. MURDY
                                            ------------------------------------
                                                       James L. Murdy
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

*                                                      President and Chief Executive
------------------------------------------------      Officer and Director (Principal
James L. Murdy                                               Executive Officer)


*                                                    Senior Vice President, Finance and
------------------------------------------------     Chief Financial Officer (Principal
Richard J. Harshman                                          Financial Officer)


*                                                      Vice President, Controller and
------------------------------------------------          Chief Accounting Officer
Dale G. Reid                                           (Principal Accounting Officer)


*                                                                 Director
------------------------------------------------
Robert P. Bozzone


*                                                                 Director
------------------------------------------------
Paul S. Brentlinger

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----


*                                                                 Director
------------------------------------------------
Frank V. Cahouet


*                                                                 Director
------------------------------------------------
Diane C. Creel


*                                                                 Director
------------------------------------------------
James C. Diggs


*                                                                 Director
------------------------------------------------
C. Fred Fetterolf


*                                                                 Director
------------------------------------------------
George J. Kourpias


*                                                                 Director
------------------------------------------------
W. Craig McClelland


*                                                                 Director
------------------------------------------------
William J. Ouchi


*                                                                 Director
------------------------------------------------
Charles J. Queenan, Jr.


*                                                                 Director
------------------------------------------------
James E. Rohr


*By     /s/ JON D. WALTON                                                                  May 7, 2002
        ------------------------------------------
        Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Separation and Distribution Agreement dated November 29,
          1999 among Allegheny Teledyne Incorporated (now known as
          Allegheny Technologies Incorporated), TDY Holdings, LLC,
          Teledyne Industries, Inc., and Teledyne Technologies
          Incorporated (incorporated by reference to Exhibit 2.1 to
          Registrant's Current Report on Form 8-K dated November 29,
          1999 (File No. 1-12001)).
  2.2     Separation and Distribution Agreement dated November 29,
          1999 among Allegheny Teledyne Incorporated (now known as
          Allegheny Technologies Incorporated), TDY Holdings, LLC,
          Teledyne Industries, Inc., and Water Pik Technologies, Inc.
          (incorporated by reference to Exhibit 2.2 to Registrant's
          Current Report on Form 8-K dated November 29, 1999 (File No.
          1-12001)).
  2.3     Purchase Agreement dated as of December 13, 2001 among
          Allegheny Technologies Incorporated and the Initial
          Purchasers listed therein (previously filed).
  3.1     Certificate of Incorporation of Allegheny Technologies
          Incorporated, as amended, (incorporated by reference to
          Exhibit 3.1 to the Registrant's Report on Form 10-K for the
          year ended December 31, 1999 (File No. 1-12001)).
  3.2     Amended and Restated Bylaws of Allegheny Technologies
          Incorporated (incorporated by reference to Exhibit 3.2 to
          the Registrant's Report on Form 10-K for the year ended
          December 31, 1998 (File No. 1-12001)).
  4.1     Credit Agreement dated as of December 31, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Report on
          Form 10-K for the year ended December 31, 2001 (File No.
          1-12001)).
  4.2     Indenture, dated as of December 18, 2001, between Allegheny
          Technologies Incorporated and The Bank of New York, as
          trustee (previously filed).
  4.3     Form of 8.375% Note Due 2011 (included in Exhibit 4.2).
  4.4     Indenture dated as of December 15, 1995 between Allegheny
          Ludlum Corporation and The Chase Manhattan Bank (National
          Association), as trustee (relating to Allegheny Ludlum
          Corporation's 6.95% Debentures due 2025) (incorporated by
          reference to Exhibit 4(a) to Allegheny Ludlum Corporation's
          Report on Form 10-K for the year ended December 31, 1995
          (File No. 1-9498)), and First Supplemental Indenture by and
          among Allegheny Technologies Incorporated, Allegheny Ludlum
          Corporation and The Chase Manhattan Bank (National
          Association), as Trustee, dated as of August 15, 1996
          (incorporated by reference to Exhibit 4.1 to Registrant's
          Current Report on Form 8-K dated August 15, 1996 (File No.
          1-12001)).
  4.5     Rights Agreement dated March 12, 1998, including Certificate of Designation for Series A Junior Participating Preferred
          Stock as filed with the State of Delaware on March 13, 1998
          (incorporated by reference to Exhibit 1 to the Registrant's
          Current Report on Form 8-K dated March 12, 1998 (File No.
          1-12001)).
  4.6     Issuing and Paying Agency Agreement dated as of January 25,
          2002 between Allegheny Technologies Incorporated and JP
          Morgan Chase Bank (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12001)).
  4.7     Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and Chase Securities,
          Inc. dated as of November 2, 2000 (incorporated by reference to Exhibit 4.5 to the Registrant's Report on Form 10-K for
          the year ended December 31, 2001 (File No. 1-12001)).
  4.8     First Amendment dated as of January 25, 2002 to the
          Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and J. P. Morgan
          Securities, Inc. (formerly "Chase Securities, Inc.") dated
          November 2, 2000 (incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12001)).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.9     Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and Goldman, Sachs & Co.
          dated as of November 2, 2000 (incorporated by reference to
          Exhibit 4.6 to the Registrant's Report on Form 10-K for the
          year ended December 31, 2000 (File No. 1-12001)).
 4.10     First Amendment dated as of January 25, 2002 to the
          Commercial Paper Dealer Agreement 4(2) Program between
          Allegheny Technologies Incorporated and Goldman, Sachs & Co.
          dated November 2, 2000 (incorporated by reference to Exhibit
          4.10 to the Registrant's Report on Form 10-K for the year
          ended December 31, 2001 (File No. 1-12001)).
 4.11     Exchange and Registration Rights Agreement, dated as of
          December 18, 2001, among Allegheny Technologies Incorporated and the initial purchasers listed therein. "(incorporated by reference to Exhibit 4.11 to the Registrant's Report on Form
          10-K for the year ended December 31, 2001 (File No.
          1-12001))".
 4.12     Form of 8.375% Exchange Note Due 2011 (previously filed).
  5.1     Opinion of Kirkpatrick & Lockhart LLP as to the legality of the securities being registered (previously filed).
 12.1     Statement regarding calculation of earnings to fixed charges
          (previously filed).
 21.1     Subsidiaries of the Registrant (incorporated by reference to
          Exhibit 21.1 to Registrant's Annual Report on Form 10-K for
          the year ended December 31, 2001).
 23.1     Consent of Ernst & Young LLP (previously filed).
 23.2     Consent of Kirkpatrick & Lockhart LLP (included in Exhibit
          5.1).
 24.1     Power of Attorney (previously filed).
 25.1     Form T-1 statement of eligibility under the Trust Indenture
          Act of 1939 of the Bank of New York, as trustee (previously filed).
 99.1     Letter of Transmittal (previously filed).
 99.2     Notice of Guaranteed Delivery (previously filed).
 99.3     Form of Exchange Agent Agreement (previously filed).